Exhibit 99.1

ALCON, INC.

Bösch 69
P.O. Box 62
Hünenberg, Switzerland

2010 Business Report

ALCON, INC.

2010 Business Report

Table of Contents

Page Reference
Management's Report on Internal Control over Financial Reporting	5
Reports of Independent Registered Public Accounting Firm	6
Consolidated Balance Sheets	8
Consolidated Statements of Earnings	9
Consolidated Statements of Shareholders' Equity and Comprehensive Income	10
Consolidated Statements of Cash Flows	11
Notes to Consolidated Financial Statements	12

Report of the Statutory Auditor on the Consolidated Financial Statements to the General Meeting of Shareholders of Alcon, Inc., Hünenberg	69
Swiss Disclosure Requirements	71
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholders of Alcon, Inc., Hünenberg	74
Balance Sheet	76
Statement of Earnings and Retained Earnings	78
Notes to the Financial Statements	79
Proposed Appropriation of Retained Earnings	108
Operating Review	109

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.  In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2010, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Kevin J. Buehler	/s/ Robert Karsunky
Kevin J. Buehler	Robert Karsunky
President and	Senior Vice President, Finance,
Chief Executive Officer	Chief Financial Officer and Corporate Strategy Officer

February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,525	$3,007
Short term investments	889	479
Trade receivables, net	1,483	1,346
Inventories	693	626
Deferred income tax assets	172	162
Other current assets	307	213

Total current assets	6,069	5,833
Long term investments	398	73
Property, plant and equipment, net	1,388	1,304
Intangible assets, net	953	255
Goodwill	833	688
Long term deferred income tax assets	261	391
Other assets	171	142

Total assets	$10,073	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$370	$321
Short term borrowings	337	607
Current maturities of long term debt	62	--
Other current liabilities	1,022	1,047

Total current liabilities	1,791	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	65	59
Other long term liabilities	965	691
Contingencies (note 17)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 320,254,200
shares authorized; 305,044,983 shares issued and 302,390,266 shares outstanding at December 31, 2010;
304,016,290 shares issued and 299,550,733 shares
outstanding at December 31, 2009	42	42
Additional paid-in capital	1,669	1,535
Accumulated other comprehensive income	98	203
Retained earnings	5,706	4,533
Treasury shares, at cost; 2,654,717 shares at December 31, 2010;
and 4,465,557 shares at December 31, 2009	(263)	(408)

Total shareholders' equity	7,252	5,905

Total liabilities and shareholders' equity	$10,073	$8,686

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2010	2009	2008
	(in millions, except share data)

Sales	$7,179	$6,499	$6,294
Cost of goods sold	1,675	1,614	1,472

Gross profit	5,504	4,885	4,822
Selling, general and administrative	2,070	1,935	1,961
Research and development	747	665	619
Amortization of intangibles	60	24	29
Other operating expenses	152	--	--

Operating income	2,475	2,261	2,213
Other income (expense):
Gain (loss) from foreign currency, net	(3)	(3)	(21)
Interest income	29	46	76
Interest expense	(9)	(16)	(51)
Other, net	35	25	(134)

Earnings before income taxes	2,527	2,313	2,083
Income taxes	317	306	36

Net earnings	$2,210	$2,007	$2,047

Basic earnings per common share	$7.34	$6.72	$6.86

Diluted earnings per common share	$7.27	$6.66	$6.79

Basic weighted average common shares	300,932,749	298,847,072	298,504,732
Diluted weighted average common shares	304,104,272	301,348,181	301,582,676

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2010, 2009 and 2008

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Retained	Treasury
	Outstanding	Amount	Capital	Income	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2007	297,662,706	$43	$1,300	$203	$3,392	$(1,563)	$3,375

Comprehensive income:
Net earnings	--	--	--	--	2,047	--	2,047
Change in net unrealized gains
(losses) on investments	--	--	--	(7)	--	--	(7)
Foreign currency translation adjustments	--	--	--	(89)	--	--	(89)
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(27)	--	--	(27)
Total comprehensive income							1,924

Adjustment for new pension plan
measurement date, net of taxes	--	--	--	--	(1)	--	(1)
Share-based payments	--	--	83	--	--	--	83
Share award transactions	2,031,562	--	25	--	(8)	108	125
Tax benefits on share award transactions	--	--	61	--	--	--	61
Treasury shares acquired	(1,045,915)	--	--	--	--	(127)	(127)
Share cancellation	--	(1)	(21)	--	(981)	1,003	--
Dividends on common shares	--	--	1	--	(750)	--	(749)
Balance, December 31, 2008	298,648,353	42	1,449	80	3,699	(579)	4,691

Comprehensive income:
Net earnings	--	--	--	--	2,007	--	2,007
Change in net unrealized gains
(losses) on investments	--	--	--	40	--	--	40
Foreign currency translation adjustments	--	--	--	71	--	--	71
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	12	--	--	12
Total comprehensive income							2,130

Adjustment for acquisition of
noncontrolling interest	--	--	(12)	--	--	--	(12)
Share-based payments	--	--	74	--	--	--	74
Share award transactions	977,202	--	5	--	(2)	52	55
Tax benefits on share award transactions	--	--	22	--	--	--	22
Treasury shares acquired	(74,822)	--	--	--	--	(7)	(7)
Share cancellation	--	--	(3)	--	(123)	126	--
Dividends on common shares	--	--	--	--	(1,048)	--	(1,048)
Balance, December 31, 2009	299,550,733	42	1,535	203	4,533	(408)	5,905

Comprehensive income:
Net earnings	--	--	--	--	2,210	--	2,210
Change in net unrealized gains
(losses) on investments	--	--	--	(30)	--	--	(30)
Foreign currency translation adjustments	--	--	--	(43)	--	--	(43)
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(32)	--	--	(32)
Total comprehensive income							2,105

Share-based payments	--	--	78	--	--	--	78
Share award transactions	3,046,622	--	(9)	--	--	178	169
Tax benefits on share award transactions	--	--	65	--	--	--	65
Treasury shares acquired	(207,089)	--	--	--	--	(33)	(33)
Dividends on common shares	--	--	--	--	(1,037)	--	(1,037)
Balance, December 31, 2010	302,390,266	$42	$1,669	$98	$5,706	$(263)	$7,252

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2010	2009	2008
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$2,210	$2,007	$2,047
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	212	194	167
Amortization of intangibles	60	24	29
Share-based payments	78	74	83
Tax benefits from share-based compensation	8	5	8
Deferred income taxes	4	51	(146)
Loss (gain) on sale of assets	(29)	49	12
Loss on impairment of available-for-sale securities	--	--	37
Unrealized depreciation (appreciation) on trading
securities	(6)	(76)	85
Other, net	4	1	7
Changes in operating assets and liabilities, net of
effects from business acquisitions:
Trade receivables	(129)	(144)	(121)
Inventories	(54)	(6)	(79)
Other assets	(116)	(13)	25
Accounts payable	49	118	(8)
Other current liabilities	(27)	100	62
Other long term liabilities	111	32	(176)

Net cash from operating activities	2,375	2,416	2,032
Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(309)	(342)	(302)
Acquisitions of businesses, net of cash acquired	(529)	(149)	(23)
Purchases of intangible assets	(137)	(8)	(26)
Purchases of investments	(2,881)	(1,261)	(1,099)
Proceeds from sales and maturities of investments	2,149	1,362	1,081
Other, net	2	8	4
Net cash from investing activities	(1,705)	(390)	(365)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(306)	(492)	(633)
Repayment of long term debt	--	(6)	(2)
Dividends on common shares	(1,037)	(1,048)	(749)
Acquisition of treasury shares	(33)	(7)	(127)
Proceeds from exercise of stock options	169	55	125
Tax benefits from share-based payment
arrangements	57	17	53

Net cash from financing activities	(1,150)	(1,481)	(1,333)

Effect of exchange rates on cash and cash equivalents	(2)	13	(19)

Net increase (decrease) in cash and cash equivalents	(482)	558	315
Cash and cash equivalents, beginning of year	3,007	2,449	2,134

Cash and cash equivalents, end of year	$2,525	$3,007	$2,449
See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Novartis AG.  During July 2008, Nestlé S.A. sold approximately 74 million of its Alcon common shares to Novartis.  At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon.  In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 16.  In August 2010, Novartis acquired Nestlé's remaining Alcon shares.  As of December 31, 2010, Novartis had purchased 231,352,279 Alcon common shares.

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company.  All significant balances and transactions among the consolidated entities have been eliminated in consolidation.  All consolidated entities are included on the basis of a calendar year.

(c)	Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").  Actual results could differ from those estimates.

(d)	Foreign Currency

The reporting currency of the Company is the United States dollar.  The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency.  Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period.  Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period.  Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity.  The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant.  Gains and losses resulting from foreign currency transactions are included in nonoperating earnings.  Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e)	Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f)	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined primarily using the first-in, first-out method.

(g)	Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities.  Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings.  Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments.  Investments designated as available-for-sale include marketable debt and equity securities.  Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity.  The cost of securities sold is based on the specific identification method.  Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net.  Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis is written down to fair value and the write-down is recorded to earnings as a loss in other, net.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification.  The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents.  Debt securities with maturities greater than three months and less than one year are classified as short term investments.  Generally, debt securities with remaining maturities greater than one year are classified as long term investments.  However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h)	Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months.  The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions.  The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date.  The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value.  For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged.  For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost.  Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed.  Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	5-50 years
Machinery, other equipment and software	3-12 years

(j)	Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually.  Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, include acquired customer base, trademarks, patents and licensed technology.  The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 3 to 20 years.

Intangible assets, net, also include the costs of purchased in process research and development projects.  The costs of these projects are not amortized but are tested for impairment at least annually and the projects are monitored to determine if commercialization has been achieved.  If these projects reach commercialization, the related costs will be amortized over the useful lives of the respective assets.

(k)	Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans.  An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service.  Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends.  Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) is shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income.  Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.  Retrospective application was not permitted.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m)	Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104.

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales.  If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date.  If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date.  Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed.  Per procedure technology fees associated with treatment cards related to refractive products manufactured by WaveLight AG are recognized when the treatment cards are delivered and title and risks of ownership are transferred.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales.  To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices.  The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales.  The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n)	Research and Development

Internal research and development costs are expensed as incurred.  Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)	Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $128, $129 and $144 in 2010, 2009 and 2008, respectively.

Shipping and handling costs amounted to $76, $70 and $76 in 2010, 2009 and 2008, respectively.

Legal costs are expensed during the period incurred.

(p)	Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards.  The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.  Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations.  Taxes have not been provided on permanent investments in certain subsidiaries that would be taxable in the event of liquidation.  Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)	Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2010	2009	2008

Basic weighted average common shares outstanding	300,932,749	298,847,072	298,504,732
Effect of dilutive securities:
Employee stock options	1,736,233	1,807,211	2,585,873
Share-settled stock appreciation rights	1,050,684	414,799	300,834
Share-settled restricted share units and
performance share units	374,191	187,543	49,786
Contingent restricted common shares	10,415	91,556	141,451

Diluted weighted average common shares outstanding	304,104,272	301,348,181	301,582,676

Certain executives of the Company had deferred the receipt of 70,675 and 118,180 Alcon common shares at December 31, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan discussed in note 13.  Alcon common shares held in the plan were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2010, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2010	2009	2008

Stock options	--	125	497,805
Share-settled stock appreciation rights	1,350	5,850	3,628,998

The effect of their inclusion would have been anti-dilutive.

(r)	Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s)	Share-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company estimates the "fair value" of share-based payment awards as of the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.  Share-based compensation expenses recognized in net earnings were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures.  The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.  Excess tax benefits related to share-based compensation are reflected as financing cash flows rather than operating cash flows.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction.  Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t)	Treasury Shares

Treasury shares are accounted for by the cost method.  The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 6.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date.  Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period.  Such costs are estimated based on actual cost experience.

(2)	Cash Flows-Supplemental Disclosures

	2010	2009	2008

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$9	$14	$53

Income taxes	$284	$262	$232

Supplemental Disclosure of Noncash Financing Activities:

During the years ended December 31, 2010, 2009 and 2008, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 239 shares, 5,420 shares and 17,622 shares, respectively.  (See note 12 for discussion of restricted common shares.)  The forfeited shares were recorded as treasury shares during the respective periods.

(3)	Supplemental Balance Sheet Information

	December 31,
	2010	2009
Cash and Cash Equivalents
Cash	$479	$195
Cash equivalents on deposit with Nestlé	--	10
Cash equivalents -- other	2,046	2,802

Total	$2,525	$3,007

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2010	2009
Trade Receivables, Net
Trade receivables	$1,540	$1,389
Allowance for doubtful accounts	(57)	(43)

Net	$1,483	$1,346

	2010	2009	2008
Allowance for Doubtful Accounts
Balance at beginning of year	$43	$45	$34
Bad debt expense	19	6	13
Charge-offs, net of recoveries	(5)	(8)	(2)

Balance at end of year	$57	$43	$45

	December 31,
	2010	2009
Inventories
Finished products	$434	$375
Work in process	48	50
Raw materials	211	201

Total	$693	$626

	December 31,
	2010	2009
Other Current Assets
Prepaid expenses	$74	$57
Prepaid income taxes	139	58
Receivables from affiliates	3	--
Other	91	98

Total	$307	$213

	December 31,
	2010	2009

Property, Plant and Equipment, Net
Land and improvements	$28	$29
Buildings and improvements	879	828
Machinery, other equipment and software	1,685	1,566
Construction in progress	278	227

Total	2,870	2,650

Accumulated depreciation	(1,482)	(1,346)

Net	$1,388	$1,304

Construction in progress at December 31, 2010 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects.  Commitments related to these projects at December 31, 2010 totaled $53.

	December 31,
	2010	2009

Other Current Liabilities
Deferred income tax liabilities	$9	$9
Payables to affiliates	--	2
Accrued warranties	12	9
Accrued compensation	339	333
Accrued taxes	217	201
Accrued product rebates	236	221
Other	209	272

Total	$1,022	$1,047

	2010	2009	2008

Warranty Reserve
Balance at beginning of year	$9	$7	$7
Warranty expense	16	12	12
Warranty payments, net	(13)	(10)	(12)

Balance at end of year	$12	$9	$7

	December 31,
	2010	2009
Other Long Term Liabilities
Pension plans	$543	$423
Postretirement healthcare plan	123	99
Deferred compensation	29	29
Long term income tax liabilities (note 9)	76	57
Liability for acquisition-related contingent payments	160	71
Other	34	12

Total	$965	$691

	December 31,
	2010	2009

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$222	$265
Unrealized gains (losses) on investments, net of income taxes	--	30
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(124)	(92)

Total	$98	$203

At December 31, 2010, the portion of retained earnings that was available under Swiss law for the payment of dividends was $3,496.

For the years ended December 31, 2010, 2009 and 2008, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2010		2009		2008

Dividends per common share in Swiss francs	CHF	3.95	CHF	3.95	CHF	2.63

Dividends per common share measured in U.S. dollars		$3.44		$3.50		$2.50

Total dividends on common shares measured in U.S. dollars		$1,037		$1,048		$750

(4)	Investments

At December 31, 2010 and 2009, investments were as follows:

	2010	2009

Short term investments:
Trading securities	$6	$22
Available-for-sale investments	883	457

Total short term investments	$889	$479

Long term investments—available-for-sale investments	$398	$73

At December 31, 2010 and 2009, trading securities were as follows:

	2010		2009
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(3)	$6	$(9)	$22

At December 31, 2010, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$279	$1	$--	$280
Mortgage-backed securities	5	--	--	5
Corporate debt securities	579	1	(2)	578
Foreign government bonds	17	--	--	17
Other investments	3	--	--	3

Total short term investments	883	2	(2)	883

Long term investments:
U.S. government and agency securities	280	1	(1)	280
Mortgage-backed securities	4	--	--	4
Corporate debt securities	112	--	--	112
Other investments	2	--	--	2

Total long term investments	398	1	(1)	398

Total available-for-sale investments	$1,281	$3	$(3)	$1,281

At December 31, 2009, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$129	$--	$(1)	$128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15

Total short term investments	428	30	(1)	457

Long term investments:
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10

Total long term investments	72	2	(1)	73

Total available-for-sale investments	$500	$32	$(2)	$530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

The contractual maturities of available-for-sale investments at December 31, 2010 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$1	$1
Other debt securities, maturing:
Within one year	563	563
After 1 year through 10 years	710	710
After 10 years through 15 years	--	--
Beyond 15 years	7	7

Total debt securities recorded at market	1,281	1,281

Equity and other investments	--	--

Total available-for-sale investments	$1,281	$1,281

*Mortgage-backed securities and certain other investments.

Activities related to available-for-sale investments were as shown below.  The cost of securities was based on the specific identification method.

	Years ended December 31,
	2010	2009	2008

Proceeds from sales and principal repayments	$2,132	$1,068	$10

Gross realized gains on sales	39	22	1

Gross realized losses on sales	(4)	(4)	(2)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2010, 2009 and 2008 were less than $1, $30 and $(10), respectively.  Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2010, 2009 and 2008 were $6, $76 and $(85), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2010	2009	2008

Changes in unrealized holding gains (losses) arising
during the period	$5	$58	$(45)
Reclassification adjustment for losses (gains) included
in net income	(35)	(18)	38

Changes in net unrealized gains (losses) on investments,
net of taxes	$(30)	$40	$(7)

As of December 31, 2010 and 2009, there were no gross unrealized losses on individual available-for-sale investments greater than $1.

The Company recognized $37 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2010	2009	2008

Realized gains (losses) on sale of investments	$30	$(49)	$(12)
Unrealized gains (losses) on investments
classified as trading securities	6	76	(85)
Other-than-temporary impairment	--	--	(37)

Total gains (losses) on investments	$36	$27	$(134)

(5)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies.  Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development.  To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired.  The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows.  All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency.  To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities.  The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At December 31, 2010, the fair value hedge derivative instruments have settlement dates in the first half of 2011 and cover a gross notional amount of $680.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Europe, and the short-term maturities of most derivatives.  The credit exposure related to these financial instruments was represented by the fair value of contracts with a positive fair value at the reporting date.

For the years ended December 31, 2010 and 2009, the effects of foreign exchange derivative instruments were:

		2010		2009
Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items

Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$(28)	$16	$3	$(8)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2010 and 2009, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $61 and $54 at the respective year-end exchange rates.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.  This interest rate swap did not have a significant effect on results of operations in 2010 and 2009.

Fair Value of Financial Instruments

At December 31, 2010 and 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments.  The estimated fair values of all of these financial instruments were as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.

At December 31, 2010 and 2009, the Company's cash equivalents included $218 and $30, respectively, of instruments that were tri-party fully collateralized reverse repurchase agreements.  They were transacted on December 31, 2010 and 2009 and matured "overnight" on the first business day in January 2011 and 2010.  The Company utilized this type of transaction to enhance yields on available cash balances, while maintaining liquidity.  These securities were recorded at cost, which approximated fair value.

The Company received debt and equity securities as collateral for its advances under the reverse repurchase agreements.  A financial institution other than the seller held the collateral for the Company's benefit.  The value and the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian.  The Company recorded only its advances under the agreements as cash equivalents at the time of entering the transactions and recognized the interest income upon settlement.  The collateral value or changes in collateral value were not recorded or recognized.

The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Short term trading and available-for-sale investments	$889	$889	$479	$479
Long term available-for-sale investments	398	398	73	73
Forward exchange contracts	--	--	6	6
Interest rate swaps	--	--	1	1

Liabilities:
Long term debt	62	62	56	56
Liability for acquisition-related contingent payments	160	160	71	71
Forward exchange and option contracts	12	12	2	2

Financial instruments, such as equity or fixed income securities, other investments, financial liabilities and derivatives, are presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  These categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability.  These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.

The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.

As of December 31, 2010, the Company estimated $160 as the fair value of its obligations to make contingent payments related to acquisitions.  The fair value measurements were based on significant inputs not observable in the market and thus represent a Level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon.  At December 31, 2010, the fair value of these payments was estimated to be $71.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 5.3%, which the Company believed was appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with acquisitions in 2010, the Company is obligated to make acquisition-related contingent payments of up to $528 upon achieving certain sales objectives through 2015.  The fair values of these payments at December 31, 2010 were estimated to total $89.  The fair values were based on the Company's estimates of the probability and timing of related sales projection streams.  Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using discount rates between 4.5% and 6%, which the Company believed was appropriate and representative of market participant assumptions.  Achieving the Company's most optimistic sales assumptions would not increase the estimated total fair value more than $10.

The fair values of these contingent payments are reviewed each reporting period.  Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company's results of operations.  No such changes were recognized in the current period.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$6		$6
Available-for-sale securities:
U.S. government and agency
securities	--	560	--		560
Mortgage-backed securities	--	9	--		9
Corporate debt securities	--	690	--		690
Foreign government bonds	--	17	--		17
Other investments	--	5	--		5

Total	$--	$1,281	$6		$1,287

Financial Liabilities
Liability for acquisition-related contingent payments				$
payments	$--	$--	$160		$160
Foreign exchange and option contracts	--	12	--		12

Total	$--	$12	$160		$172

	Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$22	$22
Available-for-sale securities:
U.S. government and agency securities	--	179	--	179
Mortgage-backed securities fund	--	82	--	82
Mortgage-backed securities	--	16	--	16
Senior secured bank loans fund	--	154	--	154
Corporate debt securities	--	43	--	43
Equity securities	31	--	--	31
Other investments	--	25	--	25
Forward exchange contracts	--	6	--	6
Interest rate swaps	--	1	--	1

Total	$31	$506	$22	$559

Financial Liabilities
Liability for acquisition-related contingent payments
payments	$--	$--	$71	$71
Foreign exchange and option contracts	--	2	--	2

Total	$--	$2	$71	$73

Level 3 Gains and Losses

At December 31, 2010, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included hedge funds of $6.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds'

custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings before income taxes were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2010, there were net gains (realized and unrealized) of $1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $17.  Realized and unrealized net gains during the period were approximately 5% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2010.

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$22	$71
Total net gains or losses (realized/unrealized)
Included in earnings before income taxes	1	--

Purchases of investments	--	--
Acquisition-related activities	--	89
Proceeds on sales and maturities	(17)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$6	$160

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2010

Net gains (losses) included in earnings for the period	$1

Change in unrealized net gains (losses) related to assets still held at reporting date	$1

At December 31, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included fixed income funds of $22.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds' custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains and losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2009, there were net gains (realized and unrealized) of $7 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $246.  Realized and unrealized net gains during the period were approximately 3% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2009.

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$261	$--
Total net gains or losses (realized/unrealized)
Included in earnings before income taxes	7	--

Acquisition-related activities	--	71
Proceeds on sales and maturities	(246)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$22	$71

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2009

Net gains (losses) included in earnings for the period	$7

Change in unrealized net gains (losses) related to assets still held at reporting date	$2

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at December 31, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, and acquisition-related contingent payments using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities.  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  In its impairment analysis of debt securities, management assesses whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis. If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities.  The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at December 31, 2010 and 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired and there were no credit losses on any investments.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business.  Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution.  The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.  Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base.  Bad debts have been minimal.  The Company does not normally require collateral or other security to support credit sales.

(6)	Intangible Assets and Goodwill

	December 31, 2010		December 31, 2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to amortization:
Licensed technology	$467	$(315)	$332	$(296)
Patents	290	(40)	111	(24)
Other	562	(115)	121	(93)

Total subject to amortization	1,319	(470)	564	(413)

Not subject to amortization:
Purchased in process research and development assets	104	--	104	--

Total intangible assets	$1,423	$(470)	$668	$(413)

During the years ended December 31, 2010 and 2009, the Company added licensed technology, patents and other intangible assets through business acquisitions and asset purchases.  Note 18 provides additional information on changes to intangible assets from significant business acquisitions in 2010 and 2009.

	Years ended December 31,
	2010	2009	2008

Aggregate amortization expense related to intangible assets	$60	$24	$29

Estimated Amortization Expense:

For year ended December 31, 2011	$78
For year ended December 31, 2012	$73
For year ended December 31, 2013	$67
For year ended December 31, 2014	$67
For year ended December 31, 2015	$65

The changes in the carrying amounts of goodwill for the years ended December 31, 2010 and 2009 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill
Balance, December 31, 2008	$403	$242	$645
Acquisition of business	18	22	40
Impact of changes in foreign exchange rates	2	1	3

Balance, December 31, 2009	423	265	688

Acquisitions of businesses	90	64	154
Impact of changes in foreign exchange rates	(5)	(4)	(9)

Balance, December 31, 2010	$508	$325	$833

(7)	Short Term Borrowings

	December 31,
	2010	2009

Lines of credit	$307	$273
Commercial paper	--	286
From affiliates	4	7
Bank overdrafts	26	41

Total short term borrowings	$337	$607

At December 31, 2010, the Company had several unsecured line of credit agreements with third parties totaling $597 that were denominated in various currencies.  The commitment fees related to unused borrowings under these facilities were less than $1 during 2010, 2009 and 2008.  The weighted average interest rates at December 31, 2010 and 2009 were 2.2% and 2.2%, respectively.  The amounts outstanding under these agreements at December 31, 2010 were due at various dates during 2011.

During the first half of 2010 and all of 2009, the Company had a $2,000 commercial paper facility.  Nestlé guaranteed the commercial paper facility and assisted in its management, for which the Company paid Nestlé an annual fee based on the average outstanding commercial paper balances.  The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program were comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2010, 2009 and 2008 were less than $1 per year.

During 2010, the Company entered into an unsecured line of credit agreement denominated in Venezuelan bolivars with a subsidiary of Novartis.  These short term borrowings at December 31, 2010 were due October 15, 2011.  The weighted average interest rate at December 31, 2010 was 10.0%.  The unused portion under the line of credit agreements was $8 at December 31, 2010.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $248 at December 31, 2010.  The weighted average interest rates on bank overdrafts at December 31, 2010 and 2009 were 4.5% and 4.5%, respectively.

(8)	Long Term Debt

	December 31,
	2010	2009

Bank loan	$62	$56

Less current maturities of long term debt	62	--

Long term debt, net of current maturities	$--	$56

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in January 2011.  This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.2% at December 31, 2010.  The bank loan was guaranteed by Nestlé for a fee of less than $1 annually in 2010, 2009 and 2008.  The bank loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.  Although Nestlé's ownership fell below this threshold, the lenders have opted not to call the loan before its maturity date.  The balance of the loan was paid in January 2011.

Interest costs of $1, $1 and $2 in 2010, 2009 and 2008, respectively, were capitalized as part of property, plant and equipment.

(9)	Income Taxes

The components of earnings before income taxes were:

	2010	2009	2008

Switzerland	$1,822	$1,339	$1,446
Outside Switzerland	705	974	637

Earnings before income taxes	$2,527	$2,313	$2,083

Income tax expense (benefit) consisted of the following:

	2010	2009	2008
Current:
Switzerland	$5	$29	$6
Outside Switzerland	308	226	176

Total current	313	255	182

Deferred:
Switzerland	--	(1)	(6)
Outside Switzerland	4	52	(140)

Total deferred	4	51	(146)

Total	$317	$306	$36

During the year ended December 31, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271 for period items, including a reduction of $236 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $65, $22 and $61 for the years ended December 31, 2010, 2009 and 2008, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2010, 2009 and 2008, the Company realized certain Swiss tax benefits totaling approximately $194, $145 and $130, respectively, for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits is expected to continue from 2008 for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2010	2009	2008

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	4.8	4.8	8.2
Current year research and experimentation credits	(0.6)	(0.9)	(1.1)
Other current year taxes	0.3	0.4	0.2
Current year nondeductible and excludable items	(0.4)	0.1	(0.4)
Effect of losses on investment in Summit
Autonomous, Inc	--	--	(11.3)
Effect of provisions of U.S. healthcare reform
legislation	1.0	--	--
Effect of change of majority ownership	(0.3)	--	--
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	--	1.1	(1.7)
Other	(0.1)	(0.1)	--

Effective tax rate	12.5%	13.2%	1.7%

At December 31, 2010, Alcon's subsidiaries had loss carryforwards that expire as follows:

2011	$--
2012	--
2013	--
2014	2
2015	--
2016-2030	91
Indefinite	--

Total loss carryforwards	$93

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009

Deferred income tax assets:
Trade receivables	$53	$41
Inventories	9	12
Intangible assets	50	25
Accounts payable and other current liabilities	113	113
Other liabilities	232	237
Share-based payments	60	81
Loss carryforwards	31	3

Gross deferred income tax assets	548	512
Unused tax credits	18	19
Valuation allowance	(5)	(6)

Total deferred income tax assets	561	525

Deferred income tax liabilities:
Property, plant and equipment	35	34
Intangible assets	157	--
Other	10	6

Total deferred income tax liabilities	202	40

Net deferred income tax assets	$359	$485

The valuation allowances for deferred tax assets as of January 1, 2010 and 2009 were $(6) and $(5), respectively.  The net changes in the total valuation allowance for each of the years ended December 31, 2010 and 2009 were a decrease of $1 and an increase of $1, respectively.  The valuation allowances at December 31, 2010 and 2009 were primarily related to costs for which deductions did not appear to be more likely than not to be realized.  Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2010.  Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.  Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $107 have not been provided on approximately $2,133 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $17 have not been provided on temporary differences of approximately $212 for permanent investments in certain subsidiaries that will be taxable upon liquidation.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that was completed substantially in January 2011.  In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009.  In January 2010, the IRS and the Company extended the CAP program to 2010.  The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company received the duly signed Japanese-Swiss APA in the third quarter of 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits and/or (ii) the further development of tax laws through judicial or administrative actions and/or the actual payment of Tax Reserves.  Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by up to 70%.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, related to uncertain tax positions is as follows:

	2010	2009

Balance at January 1	$74	$130
Additions for tax positions related to prior years	19	40
Reductions for tax positions related to prior years	(13)	(16)
Additions for tax positions related to the current year	4	10
Settlements	(12)	(90)
Lapse of statutes of limitation	(1)	--

Balance at December 31	$71	$74

During the years ended December 31, 2010 and 2009, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $3 to $71 and decreased by $56 to $74, respectively.  The net decrease in unrecognized tax benefits in 2010 reflected progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.  The net decrease in unrecognized tax benefits in 2009 reflected the resolution of various audits, progress on ongoing audits, APA negotiations, the development of case law, the lapse of statutes of limitations and other minor items.  The amounts of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2010 and 2009 were $64 and $69, respectively.

The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2010 and 2009 were $14 and $9, respectively.  At December 31, 2010, the consolidated balance sheet included $1 in other current liabilities and $76 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  At December 31, 2009, the consolidated balance sheet included $19 in other current liabilities and $57 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  The gross amounts of interest and penalties included in the consolidated statements of earnings for 2010 and 2009 were not significant.

(10)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating income is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market:  (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2010	2009	2008	2010	2009	2008	2010	2009	2008

United States	$3,177	$2,914	$2,807	$1,896	$1,664	$1,554	$64	$47	$46
International	4,002	3,585	3,487	1,728	1,507	1,472	107	90	78

Segments total	7,179	6,499	6,294	3,624	3,171	3,026	171	137	124
Manufacturing operations	--	--	--	(64)	(64)	(61)	58	51	46
Research and development	--	--	--	(687)	(579)	(527)	24	18	16
General corporate	--	--	--	(332)	(190)	(144)	19	12	10
Share-based compensation	--	--	--	(66)	(77)	(81)	--	--	--

Total	$7,179	$6,499	$6,294	$2,475	$2,261	$2,213	$272	$218	$196

During the year ended December 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 addition to U.S. operating income during the period.

In the year ended December 31, 2010, the Company incurred pretax expenses totaling $152 for costs (including $12 in share-based compensation costs) related to the change of majority ownership discussed in note 16 and other costs to support Alcon’s board of directors in its evaluation of Novartis's merger proposal.  In the tables above, these expenses were included with general corporate expenses.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 for the year ended December 31, 2009, which was included in general corporate expenses.

(11)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries.  Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer.  Sales to one customer of the United States business segment represented $661 of the Company's consolidated sales in 2008.  No single customer accounted for more than 10% of total sales in 2010 and 2009.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2010	2009	2008	2010	2009

United States	$3,177	$2,914	$2,807	$739	$720
Switzerland	50	46	44	20	19
Rest of world	3,952	3,539	3,443	629	565

Total	$7,179	$6,499	$6,294	$1,388	$1,304

Pharmaceutical	$3,066	$2,677	$2,561
Surgical	3,220	2,997	2,881
Consumer eye care	893	825	852

Total	$7,179	$6,499	$6,294

(12)	Share-Based Compensation Plans

Under the Amended 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards.  The total number of shares from conditional capital and treasury shares that may be issued under the plan with respect to such awards cumulatively shall not exceed 40 million Alcon common shares.  The number of shares that may be delivered pursuant to an exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time.  The grant prices for stock options or stock appreciation rights shall not be lower than the prevailing stock exchange price upon the grant of the award, unless specifically approved by the board.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  Grants prior to February 2006 also become exercisable upon early retirement at or after age 55.  If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant.  Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 for awards granted subsequent to January 2006 through December 2008, or age 62 for awards granted subsequent to January 2009, will forfeit some or all of such awards if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.  At December 31, 2010, the Company had reserved approximately 19.6 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan.  At December 31, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.6 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 16).

Change of Control Provisions

Upon the change of control in the ownership of Alcon to Novartis from Nestlé discussed in note 16, the Company's share-based compensation awards granted to employees prior to January 1, 2009 vested immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  The acceleration of vesting increased the cost of share-based payments $8, which was included in other operating expenses in 2010.  If the change of control had not occurred, $6 of that cost would have been recognized in normal attribution during the remainder of 2010.

Upon the completion of the merger discussed in note 16, management expects that Novartis common shares would be substituted for Alcon common shares under the outstanding share-based awards at the merger date.  The substitution ratio would be based on the price of a Novartis share in the merger relative to $168 for an Alcon share, but no cash would be paid.

Equity Awards
Net earnings for the years ended December 31, 2010, 2009 and 2008 reflected the impact of compensation cost for all share-based payments based on the estimated grant-date "fair value."

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008

Total share-based equity award costs applicable for period	$78	$74	$83
Costs relieved from (capitalized in) inventory	--	--	--

Costs recognized in operating income	78	74	83
Tax benefit recognized in net earnings	23	23	27

Reduction to net earnings	$55	$51	$56

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement and under the change of control provisions, as described above.

As of December 31, 2010, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $112.  That cost is expected to be recognized over a weighted average period of 1.6 years.

Options and SSARs

No options or SSARs were granted in 2010.  The "fair values" of each stock option and SSAR granted in 2009 and 2008 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008

Expected volatility	31.5%	29.5%
Risk-free interest rate	1.66%	2.67%
Expected dividend yield	3.0%	1.5%
Expected term	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company when compared to length of the term of the instruments, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 4.0% in 2010 (6.3% in 2009 and 7.3% in 2008) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2010 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	5,633,142	$68			5,345,020	$117
Granted	--	--			--	--
Forfeited	(26,936)	97			(42,442)	104
Exercised	(2,448,823)	69			(1,501,331)	130
Expired	(617)	133			(1,863)	129
Outstanding at end
of period	3,156,766	68	3.6	$302	3,799,384	112	7.1	$197
Exercisable at end
of period	2,965,322	66	3.3	$288	1,991,643	134	6.1	$59

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2009 and 2008 were $19 and $39 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2010, 2009 and 2008 were $227, $69, and $191, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2009 and 2008 were $19 and $38 per SSAR.  The total intrinsic value of SSARs exercised during the years ended December 31, 2010 and 2009 were $244 and $4.  No SSARs were exercised during the year ended December 31, 2008.

The following tables summarize information about stock options and SSARs as of December 31, 2010:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	204,431	1.2	$33	March 21, 2005	204,431	$33
36	597,888	2.1	36	February 18, 2006	597,888	36
42-50	12,100	2.5	47	Various dates in 2006	12,100	47
63	916,083	3.1	63	February 11, 2007	916,083	63
67-80	58,000	3.7	77	Various dates in 2007	58,000	77
80	5,500	4.0	80	January 18, 2008	5,500	80
79	939,838	4.1	79	February 9, 2008	939,838	79
98-105	11,000	4.4	101	Various dates in 2008	11,000	101
123	61,106	5.1	123	February 8, 2009	61,106	123
131	85,510	6.1	131	February 12, 2010	85,510	131
148	72,409	7.1	148	February 11, 2011	72,409	148
145	125	7.3	145	April 3, 2011	125	145
87	192,070	8.1	87	February 17, 2012	1,332	87
90	706	8.3	90	April 3, 2012	--

Total	3,156,766				2,965,322

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	599,512	5.1	$123	February 8, 2009	599,512	$123
100	6,600	5.3	100	May 2, 2009	6,600	100
131	724,509	6.1	131	February 12, 2010	724,509	131
133	6,000	6.4	133	May 14, 2010	6,000	133
148	627,864	7.1	148	February 11, 2011	627,864	148
145-168	21,266	7.3	148	Various dates in 2011	21,266	148
87	1,781,786	8.1	87	February 17, 2012	5,892	87
90-116	31,847	8.3	97	Various dates in 2012	--

Total	3,799,384				1,991,643

Restricted Shares and RSUs

Restricted shares and RSUs are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.  Forfeitures of restricted shares and RSUs in 2010, 2009 and 2008 were estimated to be 6.0%, 8.3% and 9.8%, respectively, of the number granted, based on historical experience.  The status of the nonvested restricted shares and RSUs as of December 31, 2010 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	125,058	$131			693,782	$110
Granted	--	--			790,636	159
Vested	(124,819)	131			(288,922)	144
Forfeited	(239)	131			(38,353)	127

Nonvested at end
of period	--	--	--	$ --	1,157,143	134	1.53	$ 189

No restricted shares were granted during 2010, 2009 and 2008.  The total market values of restricted shares that vested during the years ended December 31, 2010, 2009 and 2008 were $20, $14 and $4, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2010, 2009 and 2008 were $159, $89, and $147 per share, respectively.  The total market values of RSUs that vested during the years ended December 31, 2010, 2009 and 2008 were $50, $6 and less than $1, respectively.

Performance Share Units

In February 2009 and 2008, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grants of approximately 47,000 and 37,000 performance share units, respectively, to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if certain earnings per share targets are met.  The final awards may be adjusted by a total shareholder return multiplier.  If minimum earnings per share targets are not met, no Alcon shares are delivered under the awards.  These awards do not pay dividend equivalents during the performance period.  The 2009 and 2008 performance share units vest at the end of a three-year service period, with forfeitures if the recipient is not fully vested before age 62 or 60, respectively.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions.  The following weighted average assumptions were incorporated into the valuation model:
	2009	2008

Expected volatility	31.5%	29.5%
Risk-free interest rate	1.22%	2.10%
Expected dividend yield	3.0%	1.5%
Expected term	3 years	3 years

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed.  The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 0.8% in 2010 (1.5% in 2009 and 2.3% in 2008) of the number granted, based on historical experience of other types of awards and the limited number of executives receiving them.  The status of the performance share unit awards as of December 31, 2010 and the changes during the year then ended are presented below:

	Performance Share Units
		Weighted	Weighted
		Average	Average
		Grant-Date	Remaining	Aggregate
		"Fair Value"	Contractual	Market
	Number	per Unit	Term (Years)	Value

Nonvested at beginning of period	81,155	$114
Granted	--	--
Vested	(8,003)	107
Forfeited	(683)	86

Nonvested at end of period	72,469	114	0.7	$ 12

The weighted average grant-date "fair values" of performance share units granted during the years ended December 31, 2009 and 2008 were $86 and $152 per instrument, respectively.  The total market value of performance share units that vested during the year ended December 31, 2010 was $1.  No performance share units vested during the years ended December 31, 2009 and 2008.  No such instruments were granted in 2010 and prior to 2008.

Liability Awards

The Amended 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price.  Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

The Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants.  No CSARs were granted in 2010, 2009 and 2008.  At December 31, 2010 and 2009, all CSARs were fully vested and were measured at their intrinsic value.  The market price for Alcon common shares was $163 per share at December 31, 2010.  At December 31, 2010 and 2009, the Company's liability for CSARs totaled $2 and $3, respectively.  The related activity in 2010, 2009 and 2008 was not significant.

The Company expects to use liability awards minimally in the future.  As of December 31, 2010, there was no unrecognized compensation cost related to CSARs granted under the plan.

(13)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  During the years ended December 31, 2010, 2009 and 2008, certain executives elected to defer compensation totaling $2, $1, and $1 respectively.  At December 31, 2010 and 2009, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the plan of $12 and $13, respectively.
In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.  During the years ended December 31, 2010, 2009 and 2008, deferrals under the plan were $5, $3 and $3 respectively.  At December 31, 2010 and 2009, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $17 and $13, respectively.

(14)	Related Party Transactions

As of December 31, 2010, Novartis had purchased 231,352,279 common shares of Alcon, and Nestlé no longer owned any common shares of Alcon.

On January 9, 2009, the Company entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  During the years ended December 31, 2010 and 2009, the Company recognized approximately $10 and $3 in co-promotion fees from this agreement, which fees were more than sufficient to recover the Company's costs under the agreement.

During the year ended December 31, 2010, the Company reimbursed Novartis for certain operating expenses totaling $2 incurred on the Company's behalf.

The Company's other material transactions with related parties during 2010, 2009 and 2008 were with Nestlé and its subsidiaries.  All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2010, 2009 and 2008, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2010	2009	2008

Interest expense	$1	$3	$5
Interest income	$--	Less than $1	Less than $1

The Company continues to lease certain facilities from Nestlé subsidiaries which resulted in rent expense of $3, $3, and $2 in 2010, 2009 and 2008, respectively.  Nestlé provided the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities.  Nestlé charged the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $3 in each of the three years ended December 31, 2010, 2009 and 2008.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executed certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise.  At December 31, 2010 and 2009, the Company had no notional amounts outstanding with Nestlé.

The Company participated with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit were available and were jointly and severally guaranteed by all participants, including the Company.  At December 31, 2010, these lines of credit were longer available.

The Company was part of the Nestlé Swiss Value-Added Tax Group until October 2010, when a new Swiss Alcon Value-Added Tax Group was formed. Alcon is jointly and severally liable for any value-added tax liabilities of all other Swiss Alcon Group participants effective October 2010.

(15)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan.  The Company's cost of defined contribution plans was $94, $86 and $78 in 2010, 2009 and 2008, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan.  The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2010, 2009 and 2008 was December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2010 and 2009 were:

			Postretirement
	Pension Benefits		Benefits
	2010	2009	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$557	$458	$276	$269
Service cost	28	23	14	13
Interest cost	30	29	16	16
Benefits paid by trust	(5)	(7)	(11)	(10)
Benefits paid by Company	(21)	(19)	--	--
Employee contributions	1	1	--	--
Foreign currency translation	7	3	--	--
Medicare subsidy	--	--	1	1
Conversion of multi-employer plan/acquisition	--	35	--	--
Special termination benefits	101	--	--	--
Curtailment	(44)	--	--	--
Actuarial (gain)/loss	58	34	45	(13)

Benefit obligation at end of year	712	557	341	276

Change in Plan Assets
Fair value of plan assets at beginning of year	119	68	177	123
Actual return on plan assets	7	10	18	32
Employer contribution	12	17	34	32
Employee contributions	1	1	--	--
Conversion of multi-employer plan/acquisition	--	29	--	--
Foreign currency translation	4	1	--	--
Benefits paid	(5)	(7)	(11)	(10)

Fair value of plan assets at end of year	138	119	218	177

Funded Status at End of Year	$(574)	$(438)	$(123)	$(99)

Amounts Recognized in the Consolidated Balance Sheets
Accrued benefit costs in other current liabilities	$(31)	$(15)	$--	$--
Pension and postretirement obligation in other long term liabilities	(543)	(423)	(123)	(99)

Net amount recognized in the consolidated balance sheet	$(574)	$(438)	$(123)	$(99)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2010 consisted of:

	Pension Benefits	Postretirement Benefits

Prior service cost	$--	$--
Net losses (gains	82	42

Total	$82	$42

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2011 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$--	$--
Net losses (gains	4	4

Total	$4	$4

The accumulated benefit obligation for all defined benefit pension plans was $605 and $439 at December 31, 2010 and 2009, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009:

	Pension Benefits
	2010	2009

Projected benefit obligation	$571	$438
Accumulated benefit obligation	511	359
Fair value of plan assets	13	10

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions to Calculate Benefit	2010	2009	2010	2009
Obligations as of December 31

Discount rate	4.8%	5.4%	5.5%	6.0%
Expected return on plan assets	4.0	4.2	6.6	7.5
Rate of compensation increase	4.9	4.9	N/A	N/A

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions to Calculate Net	2010	2009	2010	2009
Benefit Costs for

Discount rate	5.4%	5.7%	6.0%	6.0%
Expected return on plan assets	4.2	3.3	7.5	7.5
Rate of compensation increase	4.9	5.1	N/A	N/A

The discount rates for the defined benefit pension plans were determined by matching, as of the respective measurement dates, the expected future cash flows with high-quality fixed-income securities of the same duration.  This resulted in weighted average discount rates for appropriate equivalent annualized rates.

The discount rates for the postretirement benefit plan were determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the respective measurement dates.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan.  The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

At December 31, 2009, the Company adopted the provisions of the Compensation-Defined Benefits-Disclosure Topic of the ASC, as adopted by the FASB, which enhances disclosure requirements for fair value measurements.  The required hierarchical levels were discussed in note 5.

Pension Plan Assets

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and investments for near-term benefit payments, with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the
Company's acceptable risk tolerance.  The majority of the Company's plans are unfunded, with the major funded plans designated for employees in Japan, Belgium and Spain.

The target allocations for plan assets at December 31, 2010 (on a weighted-average basis) were 12% equity securities, 14% debt securities, 41% guaranteed investment contracts and 33% other investments.  Equity securities primarily included investment in large capitalization companies and index funds located in the United States and Japan.  Debt securities were primarily government bonds in Japan.  The guaranteed investment contract was with an insurance company located in Japan used to fund benefits for employees in Japan.  Other investments consisted of investment funds mainly invested in a mix of debt and equity securities for employees in Belgium, the Netherlands and Norway.  Assets previously invested with a Nestlé plan for employees in Spain had been liquidated and the proceeds were in cash and cash equivalents at December 31, 2010.

Expected long-term rates-of-return on assets were based primarily on historical returns and asset-liability modeling studies and considered expected real returns, inflation fluctuations and volatility of each asset category.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009

Cash and cash equivalents	$31	$8
Equity securities	5	12
Debt securities	7	20
Guaranteed investment contracts	51	40
Other investments:
Investment funds	39	35
Other	5	4

Total	$138	$119

At December 31, 2010, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$31	$--	$--	$31
Equity securities (a)	--	5	--	5
Debt securities (b)	--	7	--	7
Guaranteed investment contracts (c)	--	51	--	51
Other investments (d):
Investment funds	--	39	--	39
Other	--	5	--	5

Total	$31	$107	$--	$138

(a)	This category consists mainly of large capitalization companies and index funds in the United States and Japan.
(b)	This category consists mainly of government debt securities primarily in Japan.
(c)
This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%.  The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.

(d)
This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands.  Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds.  Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company).  A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 16).  Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 during 2010 to satisfy this requirement.  The assets of the trust were primarily the cash surrender value ($279 as of December 31, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 as of December 31, 2010).

The Company does not anticipate that any assets from defined benefit plans would be returned to the Company during the year ending December 31, 2011.

At December 31, 2009, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$8	$--	$--	$8
Equity securities (a)	--	12	--	12
Debt securities (b)	--	20	--	20
Guaranteed investment contracts (c)	--	40	--	40
Other investments (d):
Investment funds	--	35	--	35
Other	--	4	--	4

Total	$8	$111	$--	$119

(a)	This category consists mainly of large capitalization companies and index funds in the United States and Europe.
(b)	This category consists mainly of government debt securities in Europe, the United States and Japan.
(c)
This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%.  The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.

(d)
This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands.  Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds.  Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company).  A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

Postretirement Benefits Assets

The Company's overall investment strategy for these fund assets is to invest in long-term growth assets (excluding necessary cash for near-term benefit payments) with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerances.  The post retirement plan is a U.S. plan having assets funded to a Voluntary Employee Benefit Association ("VEBA") trust and to a 401(h) account under the Alcon Retirement Plan.  The blended target allocations for plan assets at December 31, 2010 were 6% cash and cash equivalents, 63% global equity securities, 27% corporate bonds, and 4% other investments.  Equity securities primarily included investment in large cap companies located around the world.  Corporate bonds were primarily investment-grade bonds of companies in diversified industries primarily located in the United States.  Other investments consisted primarily of convertible bonds and real assets, including real estate investments and commodities.  Expected long-term rates-of-return on assets were primarily based on historical returns.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009

Cash and cash equivalents	$37	$27
Equity securities (funds and direct holdings):
Equity securities - U.S. large cap	32	28
Equity securities - large cap located outside United States (a)	28	26
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (b)	31	29
Other investments:
Alcon Active Balanced Fund (c)	90	67

Total	$218	$177

(a)	International holdings were largely located in developed countries within Europe, the Far East and Australia.
(b)	Debt securities were largely located in the United States, benchmarked to the Barclay's Aggregate Index.
(c)	The 401(h) account is invested in a balanced fund offered within the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc.

At December 31, 2010, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$37	$--	$--	$37
Equity securities:
Equity securities – U.S. large cap (a)	--	32	--	32
Equity securities – large cap located outside United States (b)	--	28	--	28
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment
grade corporate (c)	--	31	--	31
Other investments:
Alcon Active Balanced Fund (d)	--	90	--	90

Total	$37	$181	$--	$218

(a)	This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b)	This category consists of assets in an international equity index fund through trust-owned life insurance.
(c)	This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d)
This category consists of one investment in the Alcon Active Balanced fund.  This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets and convertibles.  The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy.

The Company does not anticipate that any assets from the postretirement benefits plan would be returned to the Company during the year ending December 31, 2011.

At December 31, 2009, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$27	$--	$--	$27
Equity securities:
Equity securities – U.S. large cap (a)	--	28	--	28
Equity securities – large cap located outside United States (b)	--	26	--	26
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (c)	--	29	--	29
Other investments:
Alcon Active Balanced Fund (d)	--	67	--	67

Total	$27	$150	$--	$177

(a)	This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b)	This category consists of assets in an international equity index fund through trust-owned life insurance.
(c)	This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d)
This category consists of one investment in the Alcon Active Balanced fund.  This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets and convertibles.  The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy

Contributions

The Company expects to contribute in 2011 approximately $41 to its pension plans and approximately $27 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2011	$32	$12	$(1)
2012	32	13	(1)
2013	32	15	(1)
2014	33	16	(2)
2015	36	18	(2)
2016 - 2020	204	123	(14)

	Pension Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Components of Net Periodic Benefit Cost

Service cost	$28	$23	$24	$14	$13	$13
Interest cost	30	29	24	16	16	15
Expected return on assets	(5)	(4)	(2)	(14)	(10)	(11)
Prior service cost	(5)	(1)	(1)	--	1	1
Special termination benefits	101	--	--	--	--	--
Net losses	6	7	7	2	4	1

Net periodic benefit cost	155	54	52	18	24	19

Other Changes in Plan Assets and Benefit
Obligations Recognized in Other
Comprehensive Income

Current year net loss (gain)	56	33	16	40	(35)	47
Amortization of net (gain)	(6)	(7)	(6)	(2)	(4)	(1)
Amortization of prior service cost	5	1	1	--	(1)	(1)
Curtailment	(44)	--	--	--	--	--
Foreign currency translation	2	2	(2)	--	--	--
Net charge to other comprehensive
income	13	29	9	38	(40)	45

Total recognized in net periodic pension
cost and other comprehensive income	$168	$83	$61	$56	$(16)	$64

Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.

Certain U.S. defined benefit plans contain change of control provisions that, among other items, provide for accelerated vesting of benefits.  The Company recognized charges of $97 in special termination benefits and amortization of prior service cost upon the change of control in the ownership of Alcon by Novartis's purchase of Nestlé's common shares of Alcon (discussed note 16).  A curtailment gain of $44 was offset against prior unrecognized losses and no gain was recognized in earnings.  Except for certain key employees, payments of these accelerated benefits began during the fourth quarter of 2010 as provided by the plans.

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 7.6% at December 31, 2010, declining to 5% in 2017 and after.  The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$6	$(5)

Effect on the postretirement benefit obligation	60	(47)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Company contributions to these plans during 2010, 2009 and 2008 were $10, $9, and $10, respectively.  Future contributions may not reflect past trends.  During 2009, the Company obtained a separate valuation for its Belgium and Netherlands subsidiaries' defined benefit pension plans and converted from multi-employer plans to single-employer plans.  Prior to the change of ownership by Novartis, the Company and Nestlé entered into an agreement outlining the terms to segregate Alcon employees from Nestlé pension plans.  The agreement provides that, except for certain circumstances, all current Alcon pension participants will be migrated from Nestlé pension plans to other, not yet determined Alcon pension plans by January 1, 2011.

(16)	Shareholders' Equity

Share Cancellation

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors.  The Company believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger.  The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis.  Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic medicines will be integrated into Alcon.

Independent Director Committee Trust

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors.  The members of the Independent Director Committee were the trustees of the trust.  The trust was created and funded on July 7, 2010 with $50.  The trust was created to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

In connection with the merger agreement of December 14, 2010, the trust was terminated and the trust property was returned to Alcon in December 2010.

Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement with Nestlé that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100 of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.   In September 2008, the Company resumed purchasing from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

(17)	Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 16).

Certain Alcon minority shareholders filed several class action lawsuits related to Novartis's January 2010 merger proposal concerning the acquisition of the remaining publicly held minority interest.  The claims varied among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York.  A ninth case, which did not name Alcon, Inc. and its board of directors as parties, was filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé.  On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground that Switzerland was a more convenient forum for the dispute.  On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit.  Plaintiffs moved to dismiss the appeal on January 5, 2011, and the Second Circuit granted their motion the next day.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas were consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County.  In November 2010, the court granted Novartis's motion seeking dismissal of these actions on the ground that Switzerland is a more convenient forum.  The plaintiffs appealed the court's dismissal, and the appeal is pending.

Other Contingencies

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of the Company's product.  As part of its ANDA, each generic drug company challenged one or more patents covering the Company's product.  In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In Canada, filing of the lawsuit secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should any generic drug company succeed in overcoming the Company's patents and secure regulatory approval, it would be entitled to sell a generic product that would compete with the Company's product in the United States or Canada.  Such competition would be expected to impact significantly the Company's sales and profits.

The following table provides a summary of these lawsuits:

Parties seeking approval	Alcon product(s)	No. of patents challenged	Longest patent expiration date	Patents owned by	Jurisdiction/Regulatory Body	Date first suit filed	Status	If generic challenger is successful, earliest date that a generic may begin selling

Teva Pharmaceuticals USA, Inc.	Vigamox® antibiotic ophthalmic solution (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG).	3(1)	2020	Bayer Schering Pharma AG/the Company	FDA, U.S. District Court of Delaware	April 5, 2006	Trial relative to the Company's patent concluded on March 6, 2008. On October 19, 2009, the court ruled in the Company's favor. Teva has appealed.	September 4, 2014
Apotex Inc., Apotex Corp., Barr Laboratories, Inc., Wockhardt Limited, Sandoz Inc. and Sandoz Canada Inc. (the last two parties are affiliates of Novartis)	Patanol® and Pataday™ anti-allergy ophthalmic solutions	Up to 5 (2), (3), (4),(5), (6), (7)	2015 (Patanol®) and 2023 (Pataday™)	Kyowa Hakko Kirin Co., Ltd./the Company	FDA, U.S. District Court in Indianapolis and Canadian Minister of Health, Federal Court in Toronto	November 15, 2006	One non-jury trial concluded on May 7, 2010. Closing arguments, however, were held August 3, 2010. A ruling has not yet been issued.	June 18, 2011 (2), (3), (4), (5), (8), (9)
Barr Laboratories, Inc., Par Pharmaceutical, Inc., Apotex Corp. and Apotex Inc.	TRAVATAN® and TRAVATAN Z® ophthalmic solutions	Up to 7	2014(8)	The Company	FDA, U.S. District Court of Delaware	April 30, 2009	Trial postponed until May 2, 2011. The parties have requested a further postponement.	December 2011(8)

(1)  Two of the patents are owned by the Company's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020 (including a six-month pediatric extension), is owned by the Company.  The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®.  Suit was filed by the Company and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  The Company remains the exclusive ophthalmic licensee under the Bayer Schering Pharma AG patents.

The trial relative to the Company's patent concluded on March 6, 2008.  On October 19, 2009, the court ruled in the Company's favor on all counts, finding the Company's patent to be valid and infringed by the proposed generic product.  Since then, the Company received issuance of a related patent with claims that cover the Vigamox® product and Teva's proposed generic product.  U.S. Patent No. 7,761,010 was issued on March 2, 2010 and has been added to the FDA Orange Book relative to the Company's Vigamox® product.  Teva has appealed the trial court ruling.

However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address the Company's recently issued second patent before competing with the Company's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome the Company's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, the Company's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.  Divisional patent applications on the Company's Vigamox® product remain pending in the European Patent Office.

(2)  The Company's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in the Apotex ANDA on Patanol® and expires on December 18, 2010.  In addition, the Company has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 18, 2011.

(3)  Unlike the Apotex ANDA on Patanol®, which is challenging only the patent jointly owned by Kyowa and the Company, the Barr ANDA on Patanol® also challenged Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could have approved Barr's generic product would have expired at the end of March 2010.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently was dismissed from the suit.

(4)  The Barr ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  In this ANDA, Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 18, 2011 by a pediatric extension). Of the two patents owned solely by the Company, the latest expiry date is November 2023. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011 but is of no practical effect in view of the unchallenged Kyowa patent, the term of which extends until June 2011.

(5)  Like Barr's ANDA on Pataday™, the Apotex ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension). If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Pataday™ product in the United States.

(6)  Similar to the Apotex ANDA on Patanol®, the Sandoz Inc. (an affiliate of Novartis) ANDA on Patanol® is challenging only the patent jointly owned by Kyowa and the Company, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with pediatric extension).  Trial was scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) was ordered by the court.  Apotex advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  At the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010, and Sandoz has requested a six-month extension of that stay.

The Sandoz Inc. ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company (described above), as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Of the Company's two patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  This case was consolidated with the other Pataday™ suits (Barr and Apotex, described above), but at the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010.  Sandoz has requested a six-month extension of that stay.

(7)  The Sandoz Canada Inc. Abbreviated New Drug Submission (ANDS) is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  Trial had been scheduled for March 7, 2011, but was postponed by the court with no new trial having been set.

(8)   In June 2010, Alcon announced its plans to discontinue TRAVATAN® in the United States.  Therefore, competition from generic versions of TRAVATAN® would not be expected to impact significantly the Company's sales and profits.  Apotex then withdrew its ANDA on TRAVATAN® and was dismissed from the suit in July 2010.  In November 2010, Barr advised that it too was withdrawing its ANDA on TRAVATAN®.  That leaves Par as the effective first filer for both TRAVATAN® and TRAVATAN Z®.  If Par succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with the Company's TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.  Another Alcon patent application is pending that, if granted, would have an expiration date in 2027.

(9)  Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of the Company's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  The Company and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.

The Company is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted damages that it claimed could exceed $100.  In 2008 and 2009, subsidiaries of the Company filed two suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth.  Synergetics answered the complaints.  A series of counterclaims and motions followed.  On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement.  Under the agreements, Alcon paid $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products.  The products will be manufactured by Synergetics and supplied to Alcon.  The agreements also settled all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  The Company filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case had been set for trial in August 2010 but has been postponed.  No new trial date has been set.  Summary judgment motions were filed by both parties January 7, 2011.  Alcon is seeking summary judgment of noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels.  On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).

The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial on October 17, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property, business interruption and liability risks.

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15 ($3 in cost of goods sold and $12 in selling, general and administration expenses).

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.  In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Commitments

The Company leases certain facilities and equipment under operating leases.  The total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease.  Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset.  Lease expense incurred was $73, $66 and $77 during 2010, 2009 and 2008, respectively.  Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2011	$67
2012	50
2013	37
2014	24
2015	21
Thereafter	81

Total minimum lease payments	$280

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2021.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2010 were as follows:

Year	Amount

2011	$41
2012	21
2013	9
2014	2
2015	1
Thereafter	2

Total	$76

Total payments related to the above unconditional purchase commitments and license agreements for the years ended December 31, 2010, 2009 and 2008 were $93, $63 and $97 respectively.  In addition, at December 31, 2010, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

At December 31, 2010, the Company had guaranteed $7 of debt for certain customers.  At December 31, 2010, the Company had outstanding letters of credit of $27.  The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.  Additionally, the Company guaranteed $33 to a third party reinsurer for the Company's captive insurance subsidiaries.

(18)	Acquisitions

LenSx Lasers, Inc.

Acquisition in 2010

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery.  The LenSx® laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions.  Previously these steps were done manually with surgical instruments.

The Company paid approximately $367 in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

Between the acquisition date and December 31, 2010, LenSx had no revenues and its expenses were not significant.

The following table summarizes the components of the LenSx purchase price:

Cash paid for LenSx shares	$367
Cash paid to a LenSx shareholder for intangible asset integral to the purchase	12
Estimated fair values of future contingent payments	72
Total purchase price	$451

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of identifiable intangible assets and future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.  The Company is continuing to obtain information and evaluate these fair value estimates.  The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of LenSx at the time of the acquisition, the Company is obligated to make contingent payments of up to $383 based upon the achievement of certain sales objectives through 2015.  The fair values of these payments were estimated to be $72 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of LenSx.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5.  Objectives and milestones were assigned individual probabilities based on the respective current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 4.5%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 10% to 65%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $6.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that LenSx's use of inputs and processes qualify it as the acquisition of a business.

The LenSx purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$10
Property, plant and equipment	2
Identifiable intangible assets	433
Goodwill	133
Long term deferred income tax assets	32
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(157)
Net assets acquired	$451

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of products.  The estimated amortization period is 15 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

Goodwill

Goodwill represents the excess of the LenSx purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of LenSx provides the Company access to improved technology and a highly trained LenSx work force as of the acquisition date.

The Company believes that these factors support the $133 of goodwill recognized as a result of the purchase price paid for LenSx. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues.  The goodwill acquired in the LenSx acquisition is not expected to be deductible for tax purposes.

ESBATech AG

Acquisition in 2009

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares	$150
Estimated fair values of future contingent payments	71

Total purchase price	$221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair values of these payments were estimated to be $71 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that ESBATech's use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$1
Property, plant and equipment	2
Identifiable intangible assets	77
In process research and development	104
Goodwill	40
Long term deferred income tax assets	40
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(40)
Other long term liabilities	(1)

Net assets acquired	$221

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals.  The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquire in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals.  These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals.  No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all.  For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues, as shown in note 6, "Intangible Assets and Goodwill."  The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

(19)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2010
Sales	$1,721	$1,886	$1,760	$1,812
Operating income	653	751	495	576
Net earnings	573	670	446	521

Basic earnings per common share	$1.91	$2.23	$1.48	$1.72
Diluted earnings per common share	$1.89	$2.21	$1.47	$1.71

2009
Sales	$1,493	$1,677	$1,614	$1,715
Operating income	514	632	578	537
Net earnings	452	582	515	458

Basic earnings per common share	$1.51	$1.95	$1.72	$1.53
Diluted earnings per common share	$1.51	$1.94	$1.71	$1.51

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 addition to operating income during the period.  However, the U.S. enactment of the Health Care and Education Reconciliation Act of 2010 caused a $25 write-off of deferred tax assets, reducing net earnings in the three months ended March 31, 2010.

In the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, the Company incurred pretax expenses totaling $4, $4, $133 and $11, respectively, for costs related to the change of majority ownership discussed in note 16, other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal, and certain costs related to integration as a subsidiary of Novartis.

Operating income and net earnings in 2009 included costs related to a staffing reduction of approximately 260 employee positions of $18 in the three months ended March 31, 2009 and of $1 in the three months ended September 30, 2009.

Net earnings in the three months ended December 31, 2009 included $30 in additional tax reserves from new information related to prior years' provisions.

Operating income and net earnings after September 15, 2009 reflect the operations of ESBATech subsequent to its acquisition effective September 15, 2009, as discussed in note 18.

ALCON, INC. AND SUBSIDIARIES

Report of the Statutory Auditor on the Consolidated Financial Statements to the General Meeting of Shareholders of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the accompanying consolidated financial statements (consolidated balance sheet, consolidated statement of earnings, consolidated statement of shareholders’ equity and comprehensive income, consolidated statement of cash flows and notes) of Alcon, Inc. and subsidiaries for the year ended December 31, 2010, as included in the Alcon, Inc. 2010 Business Report on pages 8 to 68 and the Swiss disclosure requirements on pages 71 to 73.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the consolidated financial statements in accordance with the requirements of Swiss law and the consolidation and valuation principles as set out in the notes. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended December 31, 2010 comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG AG

/s/ Thomas Affolter                                                /s/ Danilo Faustinoni
Thomas Affolter                                                      Danilo Faustinoni
Licensed Audit Expert                                           Licensed Audit Expert
Auditor in Charge

Zug, February 10, 2011

ALCON, INC. AND SUBSIDIARIES
Swiss Disclosure Requirements
(in millions of US dollars)

The consolidated financial statements (consolidated balance sheet, consolidated statement of earnings, consolidated statement of shareholders’ equity and comprehensive income, consolidated statement of cash flows and notes) of Alcon, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2010 are included in the Alcon, Inc. 2010 Business Report on pages 8 to 68.  Swiss law requires additional reporting disclosures which are included in the notes below.

(1)	Significant shareholders
Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Novartis AG.  As of December 31, 2010, Novartis had purchased 231,352,279 Alcon common shares. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Novartis AG, Alcon, Inc. is not aware of any other shareholder beneficially owning 5% or more of Alcon's outstanding common shares at December 31, 2010.

(2)	Investment in subsidiaries
The following is a list of Alcon, Inc.’s and subsidiaries’ major investments as of December 31, 2010.  The consolidated ownership of each of these investments as of December 31, 2010 is 100%.

Name	Domicile	Activity	Issued share capital

Alcon Laboratorios Argentina S.A.	Buenos Aires, Argentina	Distributor	$1.7
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	320.6
Trinity River International Investments (Bermuda) Ltd.	Hamilton, Bermuda	Finance	0.1
Trinity River Insurance Co. Ltd.	Hamilton, Bermuda	Captive Insurance	0.4
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Canada Inc.	Mississauga, Canada	Distributor	*
Alcon Laboratorios Chile Limitada	Santiago, Chile	Distributor	4.3
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	2.2
Laboratorios Alcon de Colombia S.A.	Bogota, Colombia	Distributor	0.4
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
WaveLight GmbH	Erlangen, Germany	Distributor	9.7

(2) Investment in subsidiaries (continued)
Name	Domicile	Activity	Issued share capital
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	$4.9
Alcon Laboratories Hellas -Commercial & Industrial S.A.	Athens, Greece	Distributor	2.3
Alcon Laboratories (India) Private Limited	Bangalore, India	Distributor	22.9
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.7
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Japan Ltd.	Tokyo, Japan	Distributor	*
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon Nederland B.V.	Gorinchem, The Netherlands	Distributor	0.1
Alcon Polska Sp. ZO.O.	Warsaw, Poland	Distributor	0.3
Alcon Portugal -Produtos e Equipamentos Oftalmológicos, LDA	Paco D’Arcos, Portugal	Distributor	4.1
Alcon (Puerto Rico) Inc.	Catano, Puerto Rico	Distributor	0.1
Alcon Farmacevtika LLC	Moscow, Russia	Distributor	1.5
Alcon Singapore Manufacturing Pte Ltd.	Singapore	Manufacturing	0.1
Alcon Laboratories (South Africa) (Pty.) Ltd.	Randburg, South Africa	Distributor	0.2
Alcon Korea Ltd.	Seoul, South Korea	Distributor	28.4
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Alcon Sverige AB	Bromma, Sweden	Distributor	0.1
Alcon Pharmaceuticals Ltd	Fribourg, Switzerland	Distributor	0.2
ESBATech	Schlieren, Switzerland	Research	*
Alcon Pharmaceuticals Taiwan Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Laboratories (Thailand) Ltd.	Bangkok, Thailand	Distributor	0.1
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	19.3

(2) Investment in subsidiaries (continued)
Name	Domicile	Activity	Issued share capital
Alcon Holdings Inc.	Wilmington DE, USA	Holding/Finance	$0.1
Alcon Laboratories, Inc.	Wilmington DE, USA	Distributor	0.1
Alcon Refractive Horizons, Inc.	Wilmington DE, USA	Holding	0.1
Alcon Research, Ltd.	Fort Worth TX, USA	Manufacturer / Research	0.1
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor	0.1
Alcon LenSx, Inc.	Wilmington, DE, USA	Manufacturer / Research	0.1
Alcon Pharmaceutical, C.A.	Caracas, Venezuela	Distributor	0.1

*	Shares with no nominal value.

(3)	Fixed assets
The fire insurance value for fixed assets amounts to $3,001 and $2,727 at December 31, 2010 and 2009, respectively.

(4)	Expense by nature
The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2010	2009

Depreciation of property, plant and equipment	$213.8	$193.6
Salaries and welfare expenses	1,942.3	1,759.1
Direct material cost	601.2	580.8

(5)	Directors and Senior Management Compensation
Further information as required by Swiss law relating to remuneration and ownership of shares and options of the members of the board of directors and the senior management team can be found in note 7 of the parent company accounts.

(6)	Risk Assessment Disclosures
Alcon, Inc. and subsidiaries (“Group”) maintain a global Enterprise Risk Management (“ERM”) process.  The ERM process is applied in strategy setting across the Group and designed to identify potential events that may affect entities and manage risks within Group tolerances.  Regular reporting is provided to the Board of Directors and Audit Committee.  Organizationally, the ERM process is coordinated by the Group Planning and Analysis Department and is applicable to all Group facilities and operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology.

A risk analysis was performed for the Company's key financial processes for which internal controls over financial reporting were documented and evaluated for existence.  This risk analysis will be assessed at least annually.

Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholders of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the accompanying financial statements of Alcon, Inc., which comprise the balance sheet, statement of earnings and retained earnings and notes for the year ended December 31, 2010.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2010 comply with Swiss law and the company’s articles of incorporation.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed appropriation of retained earnings complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

/s/ Thomas Affolter                                                /s/ Danilo Faustinoni
Thomas Affolter                                                      Danilo Faustinoni
Licensed Audit Expert                                           Licensed Audit Expert
Auditor in Charge

Zug, February 10, 2011

Alcon Inc., Hünenberg

Balance Sheet as of December 31,	Note	2010	2009

(in thousands)		CHF	CHF

Assets

Current assets

Cash and banks		222,882	1,392,192
Accounts receivable
due from affiliated companies		1,645	7,180
Loans due from affiliated companies		2,023,153	-
Treasury shares		4,558	6,687
Prepayments and other current assets		306	697
Total current assets		2,252,544	1,406,756

Non-current assets

Loans due from affiliated companies		28,773	550,488
Investments in subsidiaries	3	2,541,736	2,348,639
Total non-current assets		2,570,509	2,899,127
Total assets		4,823,053	4,305,883

Alcon Inc., Hünenberg

Balance Sheet as of December 31,	Note		2010	2009

(in thousands)			CHF	CHF

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable
due to third parties			307	174
due to affiliated companies			3,038	9,943
due to shareholders			-	644
Accrued income taxes			258,119	263,716
Other accrued liabilities			3,749	3,385
Provision for unrealized exchange gain			47,258	65,223

Total current liabilities			312,471	343,085

Non-current liabilities

Other long-term liabilities			7,385	9,550

Total non-current liabilities			7,385	9,550

Shareholders’ equity	4

Share capital			61,009	60,803

Legal reserve
from capital contributions		836,434
from other sources		544
			836,978	628,533

Reserve for own shares
from capital contributions		234,776
from other sources		91,716
			326,492	516,064

Retained earnings			3,278,718	2,747,848

Total shareholders’ equity			4,503,197	3,953,248

Total liabilities and shareholders’ equity			4,823,053	4,305,883

Alcon Inc., Hünenberg
Statement of Earnings and Retained Earnings
for the year ended December 31,	Note	2010	2009

(in thousands)		CHF	CHF

Income

Dividend income		1,765,969	1,622,476
Royalty income		-	26,232
Other investment income / (expense)		2,577	(18,669)
Interest income		6,537	17,361

Total income		1,775,083	1,647,400

Expenses

Royalty expense		-	94,144
Outside services and fees		4,789	2,820
Personnel related expense		2,999	1,774
Administration and other operating expense		64,735	32,440
Interest and other financial expense		465	2,155
Withholding and miscellaneous taxes		2,214	1,710
Foreign exchange (gains) / losses, net		(5,661)	1,686
Change in valuation of treasury shares		-	(3,520)

Total expenses		69,541	133,209

Earnings before income taxes		1,705,542	1,514,191

Income tax expense		783	104,478

Net earnings		1,704,759	1,409,713

Retained earnings at beginning of the year		2,747,848	2,470,962
Dividend distribution	4	(1,186,405)	(1,179,605)
Transfer to reserve for own shares	4	12,516	(2,152)
Capital reduction	4	-	48,930

Retained earnings at end of the year		3,278,718	2,747,848

Alcon Inc., Hünenberg

Notes to the Financial Statements

1.	General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding of investments.

The Company, a Swiss corporation, is a majority owned subsidiary of Novartis AG. As of December 31, 2010, Novartis had purchased 231,352,279 Alcon common shares. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Novartis AG, Alcon, Inc. is not aware of any other shareholder beneficially owning 5% or more of Alcon, Inc.'s outstanding common shares at December 31, 2010.

2.	Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

2.1	Foreign Currency Translation

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments and dividend income                                                                            - at historical rates
Other assets and liabilities                                                                            - at year-end rates
Treasury shares and equity                                                                            - at historical rates
Income and expenses                                                                            - at average rates

Profits and losses on exchange are taken into account in arriving at the net earnings, with the exception of unrealized gains, which are deferred.

2.2	Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

2.3	Treasury Shares

Treasury shares are carried at the lower of historical cost or market.

2.4	Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2010.

3.	Investments in Subsidiaries

    The Following is a list of the Company's major investments:

Name	Domicile	Activity	Issued share capital		Ownership

S.A. Alcon-Couvreur N.V.	Puurs	Manufacturer	EUR	362,062,425	99.98%
	Belgium	and Distributor

Alcon Cusí S.A.	El Masnou	Manufacturer
	(Barcelona)	and Distributor	EUR	11,599,783	100.00%
	Spain

Laboratoires Alcon S.A.	Rueil-	Manufacturer
	Malmaison	and Distributor	EUR	12,579,102	100.00%
	France

Alcon Laboratories (UK)	Hemel	Distributor	GBP	3,100,000	100.00%
Limited	Hempstead
	UK

Alcon Pharmaceuticals Ltd	Fribourg	Distributor	CHF	200,000	100.00%
	Switzerland

Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY	(Shares with no nominal value)	100.00%

Alcon Laboratories	Frenchs Forest	Distributor	AUD	2,550,000	100.00%
(Australia) Pty. Ltd.	Australia

Alcon Canada Inc.	Mississauga Canada	Distributor	CAD	(Shares with no nominal value)	100.00%

Alcon (Puerto Rico) Inc.	Catano	Distributor	USD	100	100.00%
	Puerto Rico

Alcon Laboratorios	Sao Paulo	Manufacturer	BRL	7,729,167	100.00%
do Brasil Ltda.	Brazil	and Distributor

Alcon Laboratorios, S.A.	Mexico City	Manufacturer	MXN	5,915,300	100.00%
de C.V.	Mexico	and Distributor

Alcon Laboratorios	Buenos Aires	Distributor	ARS	3,912,580	95.00%
Argentina S.A.	Argentina

Alcon Laboratorios	Santiago	Distributor	CLP	2,021,238,071	99.99%
Chile Limitada	Chile

Laboratorios Alcon de	Bogota	Distributor	COP	20,872,000	94.90%
Columbia, S.A.	Colombia

Alcon Laboratories Hellas –	Athens	Distributor	EUR	1,657,189	100.00%
Commercial and Industrial S.A.	Greece

Alcon Nederland B.V.	Gorinchem	Distributor	EUR	18,151	100.00%
	The Netherlands

Alcon Polska Sp.z o.o.	Warsaw	Distributor	PLN	750,000	100.00%
	Poland

Alcon Portugal – Produtos e	Paço d’Arcos	Distributor	EUR	4,500,000	100.00%
Equipamentos Oftalmologicos	Portugal
Ltd.

3.         Investments in Subsidiaries (continued)

Name	Domicile	Activity	Issued share capital		Ownership

Alcon Sverige AB	Bromma	Distributor	SEK	100,000	100.00%
	Sweden

Alcon Farmacevtika LLC	Moscow	Distributor	RUB	44,055,000	100.00%
	Russia

Alcon Laboratories	Bangkok	Distributor	THB	2,100,000	47.62%
(Thailand) Ltd.	Thailand

Alcon Pharmaceutical, C.A.	Caracas	Distributor	VEF	5,545,761	100.00%
	Venezuela

Alcon Singapore Manufacturing	Singapore	Manufacturing	SGD	101,000	100.00%
Pte Ltd.

Alcon (China) Ophthalmic	Beijing	Manufacturer	USD	2,164,635	100.00%
Product Co., Ltd.	China	and Distributor

Alcon Laboratories	Cork	Manufacturer	EUR	541,251	100.00%
Ireland Limited	Ireland

Alcon Italia S.p.A.	Milan	Distributor	EUR	1,300,000	99.00%
	Italy

Alcon Laboratuvarlari	Istanbul	Distributor	TRY	25,169,000	100.00%
Ticaret A.S.	Turkey

Alcon Pharma GmbH	Freiburg	Distributor	EUR	511,292	100.00%
	Germany

Alcon Holdings Inc.	Wilmington	U.S. Sub-Holding	USD	10	100.00%
	USA

Trinity River International	Hamilton	Finance	USD	12,000	100.00%
Investments (Bermuda) Ltd.	Bermuda

Trinity River Insurance	Hamilton	Captive Insurance	USD	370,000	100.00%
Co. Ltd.	Bermuda

Alcon Laboratories (India)	Bangalore	Distributor	INR	1,129,953,000	100.00%
Private Limited	India

Alcon Korea Ltd.	Seoul	Distributor	KRW	33,800,000,000	100.00%
	Korea

Alcon Laboratories (South	Randburg	Distributor	ZAR	201,820	100.00%
Africa) (Pty.) Ltd.	South Africa

Alcon Pharmaceuticals	Hünenberg	Distributor	CHF	50,000	100.00%
Taiwan Ltd.	Switzerland

4.	Shareholders’ Equity

As of December 31, 2010 the Company’s share capital comprises 305,044,983 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2009: 304,016,290 shares).

Equity Reconciliation

in CHF '000	Number	Share Capital	Legal Reserve	Reserve for	Retained Earnings	Total
	of Shares			Treasury Shares
Balance, December 31, 2008	304,722,706	60,944	560,525	715,633	2,470,962	3,808,064
Dividend payment	-	-	-	-	-1,179,605	-1,179,605
Cancellation of shares	-1,043,400	-208	-3,541	-141,994	48,930	-96,813
Exercise of stock options	336,984	67	11,822	-	-	11,889
Changes in reserves for treasury shares	-	-	59,727	-57,575	-2,152	-
Net result	-	-	-	-	1,409,713	1,409,713
Balance, December 31, 2009	304,016,290	60,803	628,533	516,064	2,747,848	3,953,248
Dividend payment	-	-	-	-	-1,186,405	-1,186,405
Exercise of stock options	1,028,693	206	31,389	-	-	31,595
Changes in reserves for treasury shares	-	-	177,056	-189,572	12,516	-
Net result	-	-	-	-	1,704,759	1,704,759
Balance, December 31, 2010	305,044,983	61,009	836,978	326,492	3,278,718	4,503,197

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for share-based awards to employees or directors of the Company and Group companies under the Amended 2002 Alcon Incentive Plan.

During the year 2010, 1,028,693 (2009: 336,984) new shares were issued based on exercises of stock options by employees and directors. As of December 31, 2010 the Conditional Share Capital amounts to 15,209,217 (2009: 16,237,910) registered shares at CHF 0.20 each, representing a total of CHF 3,041,843 (2009: CHF 3,247,582).

4.	Shareholders’ Equity (continued)

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

As a result of 1,028,693 (2009: 336,984) new shares issued during 2010, the legal reserve increased by CHF 31,576,826 (2009: CHF 11,822,042), reduced by a reclassification of CHF 188,196.

Reserve for Own Shares

During the year a total of 209,669 (2009: 81,458) shares, including 2,341 (2009: 1,216) shares for a deferred compensation plan, were acquired by Alcon, Inc. and subsidiaries at a cost of CHF 35,138,877 (2009: CHF 8,995,077). 2,068,014 (2009: 675,557) shares, whereof 49,846 (2009: 29,919) related to a deferred compensation plan, were disposed and the reserve was reduced by CHF 224,710,824 (2009: 66,569,715) representing the historical average cost of these shares.

The total of 2,725,392 (2009: 4,583,737) own shares, including 70,675 (2009: 118,180) shares for a deferred compensation plan, held on December 31, 2010, represents 0.9% (2009: 1.5%) of Alcon, Inc.’s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2010 the shareholding of a Group company was 2,637,879 (2009: 4,446,616) shares at an acquisition cost of CHF 321,934,005 (2009: CHF 509,376,621).

Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

4.	Shareholders’ Equity (continued)

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement. After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law. Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share. The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors. The Company believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis. The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger. On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal. The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

4.	Shareholders’ Equity (continued)

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own. Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share. The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee recommended approval of the merger agreement to the Alcon board. The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction. After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law. Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration. At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger. The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis. Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic medicines will be integrated into Alcon.

Independent Director Committee Trust

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors. The members of the Independent Director Committee were the trustees of the trust. The trust was created and funded on July 7, 2010 with $50 million. The trust was created to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

In connection with the merger agreement of December 14, 2010, the trust was terminated and the trust property was returned to Alcon in December 2010.

5.	Commitments and Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 35.2 million (2009: approximately CHF 39.9 million).

Alcon, Inc. was part of the Nestlé Swiss Value-Added-Tax (“VAT”) Group until October 2010 when a new Swiss Alcon VAT Group was formed. Alcon, Inc. is jointly and severally liable for any VAT liabilities of all other Swiss Alcon Group participants effective October 2010.

6.	Risk Assessment

Alcon, Inc. is the parent company of the Alcon Group and is integrated in the group-wide Enterprise Risk Management (“ERM”) process. The ERM process is applied in strategy setting across the Alcon Group and designed to identify potential events that may affect entities and manage risks within Group tolerances. Regular reporting is provided to the Board of Directors and Audit Committee. Organizationally, the ERM process is coordinated by the Group Planning and Analysis Department and is applicable to all Group's facilities and operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology.

A risk analysis was performed for the Company’s key financial processes for which internal controls over financial reporting were documented and evaluated for existence. This risk analysis will be assessed at least annually.

7.	Directors and Senior Management Compensations

    A) DIRECTORS AND SENIOR MANAGEMENT
Directors

Below is information with respect to our current directors as of December 31, 2010. Unless otherwise indicated, the business address of all of our directors is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Title and Function
Dr. Daniel L. Vasella	Chairman and Director
Cary R. Rayment	Vice Chairman and Director
Kevin Buehler	President, Chief Executive Officer and Director
Dr. Urs Bärlocher	Director
Dr. Paul Choffat	Director
Lodewijk J.R. de Vink	Director
Dr. Joan W. Miller	Director
Thomas G. Plaskett	Director, Audit Committee Chairman
Dr. Jacques Seydoux	Director
Dr. Enrico Vanni	Director
Norman Walker	Director

Daniel Vasella, M.D., joined the Alcon, Inc. board of directors in July 2008. On October 24, 2010, Dr. Vasella was elected Chairman of the Alcon, Inc. board of directors.

Francisco Castañer, Dr. Werner Bauer, Paul Bulcke, James Singh and Hermann Wirz resigned from the board of directors effective with the change of control on August 25, 2010. Dr. Urs Bärlocher, Dr. Paul Choffat, Dr. Jacques Seydoux, Dr. Enrico Vanni and Norman Walker were elected to the board of directors in August, 2010.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009. Alcon entered into a service agreement with Mr. Rayment commencing April 1, 2009 under which he served as a director and the non-executive chairman of the board. On October 24, 2010, Mr. Rayment became Vice Chairman of the Alcon, Inc. board of directors.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009. At the annual general meeting held on May 5, 2009, the shareholders elected Mr. Buehler as a board member.

7.	Directors and Senior Management Compensations (continued)

Senior Management

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon, Inc. and Alcon Laboratories, Inc. provide global management services with respect to the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. as of December 31, 2010. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Title and Function
Kevin J. Buehler	Chairman, President and Chief Executive Officer
Robert Karsunky	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
William K. Barton	Senior Vice President, International Markets
Dr. Sabri Markabi	Senior Vice President, Research & Development and Chief Medical Officer
Merrick McCracken	Senior Vice President, Global Human Resources
Ed McGough	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary

On January 8, 2009, Kevin Buehler was named Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

On November 30, 2010, Richard J. Croarkin separated from service with Alcon, Inc.

Robert Karsunky. Mr. Karsunky was named Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer effective November 1, 2010. His global responsibilities include management of all financial functions for the Company as well as Information Technology, Investor Relations, Business Development and coordination of the development and execution of corporate strategy.

William K. Barton. Mr. Barton was named Senior Vice President, International Markets of Alcon Laboratories, Inc., effective April 1, 2009. In this role, Mr. Barton is responsible for the management of International Markets and the Global Marketing Committee.

Merrick McCracken. Mr. McCracken joined Alcon Laboratories, Inc. as Senior Vice President, Global Human Resources on January 18, 2010. Mr. McCracken leads Alcon’s global Human Resources organization and is responsible for the development and implementation of human resources strategies, processes and solutions in support of the Alcon business.

7.	Directors and Senior Management Compensations (continued)

B) COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2010, all members of our board of directors, except for our President and Chief Executive Officer, received an annual cash retainer of $100,000 with an additional $15,000 for the audit committee chairperson and an additional $10,000 each for the chairpersons of the compensation, nominating/corporate governance and independent director committees. We refer to a director who is not a full-time employee of Alcon as a non-employee director. The non-employee directors also receive a meeting fee of $2,000 per non-regularly scheduled meeting, not to exceed $50,000 in a board year. The additional meeting fee is in consideration of their attendance at meetings beyond the regularly scheduled board and committee meetings.

In accordance with the service contract discussed below, Mr. Rayment also received additional cash compensation for serving as non-executive chairman of our board from January 1, 2010 through October 24, 2010. At the December 2010 meeting, the board approved renewing Mr. Rayment's pay through the next annual general meeting of shareholders for his service as vice chairman of the board. The board also determined to pay Dr. Vasella the same chairman retainer of $290,000 per year through the next annual general meeting of shareholders. For the year ended December 31, 2010, Mr. Rayment received $290,000 for fees as chairman and vice chairman. Dr. Vasella received a lump sum of $169,166 in December 2010 for chairman fees from November 2010 through the next annual general meeting of shareholders.

In 2010, restricted share units ("RSUs") were awarded to non-employee directors in the amount of $125,000. The number of RSUs was determined using the value of one common share on the date of grant. Each of the non-employee directors on the board after the May 2010 Annual General Meeting was awarded 850 RSUs. In August 2010, Mr. Walker and Drs. Bärlocher, Choffat, Seydoux and Vanni were elected as non-employee directors. After board approval at the September 2010 meeting, each of the new directors were granted 775 RSUs. In the fiscal years ended December 31, 2010 and 2009, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. in their capacity as directors except as noted above and directly below.

We have service contracts with two of our directors. Alcon entered into a service agreement with Cary Rayment that commenced April 1, 2009, after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009, under which he served as a director and the non-executive chairman of the board. The service agreement automatically renews on an annual basis until termination.  On October 24, 2010, the board approved extending the agreement with the same remuneration on a monthly basis for his service as Vice Chairman of the board until the next annual general meeting of the shareholders.  Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc.

In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, was provided an office by the Company through May 2010. Mr. Sear vacated the office space on April 30, 2010.

During 2010, the executive officers received RSUs from Alcon, Inc. as indicated in this Compensation section. In 2011, we expect to grant our executive officers 100% RSUs for the equity portion of their compensation.

Currency Conversion
All amounts presented in the tables throughout this note were converted from USD into CHF at the following rates:
	2010	2009
Annual average rate	1.0431	1.0868
End of year rate	0.9377	1.0309

7.	Directors and Senior Management Compensations (continued)

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2010 and 2009 to the directors of Alcon, Inc.

Directors

Board Compensation - Awards

Name and Function	Year	Cash Retainer/Fees		SSAR's			Restricted Share Units			Total
		(3)		(4)			(5)
		USD	CHF	#	USD	CHF	#	USD	CHF	USD	CHF
Dr. Daniel L. Vasella, Non- Executive Chairman and Director & Nominating / Corporate Governance Committee Chairman	2010	279,166	291,198	–	–	–	850	116,875	121,912	396,041	413,110
	2009	95,000	103,246	3,150	67,700	73,576	700	67,214	73,048	229,914	249,870
Cary R. Rayment, Non- Executive Vice Chairman and Director (2)	2010	390,000	406,809	–	–	–	850	116,875	121,912	506,875	528,721
	2009	302,500	328,757	3,150	67,700	73,576	700	67,214	73,048	437,414	475,381
Kevin Buehler, President, Chief Executive Officer and Director (2)	2010	–	–	–	–	–	–	–	–	–	–
	2009	–	–	–	–	–	–	–	–	–	–
Dr. Urs Bärlocher, Director	2010	100,000	104,310	–	–	–	775	130,200	135,812	230,200	240,122
	2009	–	–	–	–	–	–	–	–	–	–
Dr. Werner J. Bauer, Director (1)	2010	100,000	104,310	–	–	–	–	–	–	100,000	104,310
	2009	85,000	92,378	–	–	–	–	–	–	85,000	92,378
Paul Bulcke, Director (1)	2010	100,000	104,310	–	–	–	–	–	–	100,000	104,310
	2009	85,000	92,378	–	–	–	–	–	–	85,000	92,378
Francisco Castañer, Vice Chairman and Director (1)	2010	100,000	104,310	–	–	–	850	116,875	121,912	216,875	226,222
	2009	85,000	92,378	–	–	–	–	–	–	85,000	92,378
Dr. Paul Choffat, Director	2010	100,000	104,310	–	–	–	775	130,200	135,812	230,200	240,122
	2009	–	–	–	–	–	–	–	–	–	–
Lodewijk J.R. de Vink, Director, Compensation Committee Chairman	2010	150,000	156,465	–	–	–	850	116,875	121,912	266,875	278,377
	2009	95,000	103,246	3,150	67,700	73,576	700	67,214	73,048	229,914	249,870
Dr. Joan W. Miller, Director	2010	174,000	181,499	–	–	–	850	116,875	121,912	290,875	303,411
	2009	85,000	92,378	3,150	67,700	73,576	700	67,214	73,048	219,914	239,002
Thomas G. Plaskett, Director, Audit Committee Chairman & Independent Director Committee Chairman	2010	211,000	220,094	–	–	–	850	116,875	121,912	327,875	342,006
	2009	110,000	119,548	3,150	67,700	73,576	700	67,214	73,048	244,914	266,172
Dr. Jacques Seydoux, Director	2010	100,000	104,310	–	–	–	775	130,200	135,812	230,200	240,122
	2009	–	–	–	–	–	–	–	–	–	–
James Singh, Director (1)	2010	100,000	104,310	–	–	–	–	–	–	100,000	104,310
	2009	85,000	92,378	–	–	–	–	–	–	85,000	92,378
Dr. Enrico Vanni, Director	2010	100,000	104,310	–	–	–	775	130,200	135,812	230,200	240,122
	2009	–	–	–	–	–	–	–	–	–	–
Norman Walker, Director	2010	100,000	104,310	–	–	–	775	130,200	135,812	230,200	240,122
	2009	–	–	–	–	–	–	–	–	–	–
Hermann Wirz, Director (1)	2010	100,000	104,310	–	–	–	–	–	–	100,000	104,310
	2009	85,000	92,378	–	–	–	–	–	–	85,000	92,378
Total	2010	2,204,166	2,299,165	–	–	–	8,975	1,352,250	1,410,532	3,556,416	3,709,697
	2009	1,112,500	1,209,065	15,750	338,500	367,880	3,500	336,070	365,240	1,787,070	1,942,185

7.	Directors and Senior Management Compensations (continued)

(1)	Cash Retainer for Nestlé representatives paid directly to Nestlé S.A., Vevey. Francisco Castañer became an independent director in 2010. Once he was independent, the retainer was paid directly to him.

(2)	Excluding compensation received for function as Chief Executive Officer which is included in the next section. For Cary Rayment, this only applies to 2009.

(3)	In addition to the cash retainer, this column includes meeting fees received during 2010 by non-employee directors for non-regularly scheduled meetings.

(4)
SSARs were granted in 2009 pursuant to the Amended 2002 Alcon Incentive Plan as amended. No SSARs were granted in 2010. The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value." The actual value, if any that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model for 2009: expected volatility, 31.5%; risk-free interest rate, 2.15%; dividend yield, 3.0%; expected life, 5 years.

(5)	Restricted share units were granted in 2010 and 2009; the value shown is as of the grant date.

In 2010 and 2009, no compensation was paid directly or indirectly to persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

There was no compensation paid directly or indirectly to former members of the board of directors.

7.	Directors and Senior Management Compensations (continued)

Senior Management

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2010 and 2009 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table in $

		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensation	Restricted Share Awards	Securities Underlying Options SSARs	Performance Share Unit Awards	All Other Compensation
		$	$	$	$	$	$	$	$
Name and Function	Year		(1)	(2)	(3)	(4)	(5)	(6)
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2010	1,027,500	1,455,000	32,074	5,527,314	–	–	689,914	8,731,802
	2009	866,250	460,000	30,500	1,269,250	2,483,263	1,259,048	328,170	6,696,481
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	2010	95,833	–	2,500	3,468,497	–	–	70,548	3,637,378
	2009	–	–	–	–	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2010	563,333	1,020,800	21,436	1,909,490	–	–	1,412,825	4,927,884
	2009	585,000	430,000	20,641	470,896	921,292	467,111	144,044	3,038,984
William K. Barton, Senior Vice President, International Markets	2010	533,333	438,000	31,861	1,507,492	–	–	418,622	2,929,308
	2009	490,000	245,000	31,861	355,414	695,314	352,558	175,384	2,345,531
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2010	591,667	470,000	20,824	2,110,489	–	–	151,246	3,344,226
	2009	541,667	298,000	19,250	507,735	993,309	503,654	124,528	2,988,143
Merrick McCracken, Senior Vice President Global Human Resources	2010	383,334	–	65,781	1,201,017	–	–	95,603	1,745,735
	2009	–	–	–	–	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2010	412,500	305,000	30,123	1,004,995	–	–	272,591	2,025,209
	2009	396,667	255,000	27,822	253,867	496,645	251,827	123,145	1,804,973
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2010	541,667	380,000	35,412	1,457,164	–	–	439,123	2,853,366
	2009	520,833	335,000	35,769	365,517	715,183	362,579	218,811	2,553,692
Total	2010	4,149,167	4,068,800	240,011	18,186,458	–	–	3,550,472	30,194,908
	2009	3,400,417	2,023,000	165,843	3,222,679	6,305,006	3,196,777	1,114,082	19,427,804

7.	Directors and Senior Management Compensations (continued)

Summary Compensation Table in CHF

		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensation	Restricted Share Awards	Securities Underlying Options SSARS	Performance Share Unit Awards	All Other Compensation
		CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Name and Function	Year		(1)	(2)	(3)	(4)	(5)	(6)
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2010	1,071,785	1,517,711	33,456	5,765,541	–	–	719,649	9,108,142
	2009	941,441	499,928	33,147	1,379,421	2,698,810	1,368,333	356,655	7,277,735
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	2010	99,963	–	2,608	3,617,989	–	–	73,589	3,794,149
	2009	–	–	–	–	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2010	587,613	1,064,796	22,360	1,991,789	–	–	1,473,718	5,140,276
	2009	635,778	467,324	22,433	511,770	1,001,260	507,656	156,547	3,302,768
William K. Barton, Senior Vice President, International Markets	2010	556,320	456,878	33,234	1,572,465	–	–	436,665	3,055,562
	2009	532,532	266,266	34,627	386,264	755,667	383,160	190,607	2,549,123
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2010	617,168	490,257	21,722	2,201,451	–	–	157,765	3,488,363
	2009	588,684	323,866	20,921	551,806	1,079,528	547,371	135,337	3,247,513
Merrick McCracken, Senior Vice President Global Human Resources	2010	399,856	–	68,616	1,252,781	–	–	99,723	1,820,976
	2009	–	–	–	–	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2010	430,279	318,146	31,421	1,048,310	–	–	284,340	2,112,496
	2009	431,098	277,134	30,237	275,903	539,754	273,686	133,834	1,961,646
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2010	565,013	396,378	36,938	1,519,968	–	–	458,049	2,976,346
	2009	566,041	364,078	38,874	397,244	777,261	394,051	237,804	2,775,353
Total	2010	4,327,997	4,244,166	250,355	18,970,294	–	–	3,703,498	31,496,310
	2009	3,695,574	2,198,596	180,239	3,502,408	6,852,280	3,474,257	1,210,784	21,114,138

In 2010 and 2009, no compensations were paid directly or indirectly to persons closely related to a member of the senior management by the Company or one of its subsidiaries.

(1)
Bonus paid in 2010 was for 2009 performance. Bonus paid in 2009 was for 2008 performance. Mr. Croarkin's bonus for 2010 performance was also paid in 2010 in the pay period following his separation from employment with Alcon, Inc. and is included in the 2010 bonus section of the compensation table.

(2)
Includes payments made for car allowance, financial consulting services, executive physicals and other allowances. Also included are additional payments related to relocation for Mr. McCracken in 2010.

7.	Directors and Senior Management Compensations (continued)

(3)
Restricted share units were granted in 2010 and 2009. The value shown is as of the grant date. Summarized below are the total restricted share units and restricted shares outstanding at December 31, 2010 and the value by vesting date. The value is based on the closing price of the shares on the NYSE on December 31, 2010 and 2009, respectively. Due to the change of control provisions in the 2008 restricted stock unit grant agreement, the vesting of 2008 restricted stock units was accelerated and vested at the change of control on August 25, 2010. The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon. The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

December 31, 2010:

	Total Restricted Shares at 12/31/10	Total Restricted Share Units at 12/31/10	Value Vesting in 2011	Value Vesting in 2011	Value Vesting in 2012	Value Vesting in 2012	Value Vesting in 2013	Value Vesting in 2013
Name	(#)	(#)	(USD)	(CHF)	(USD)	(CHF)	(USD)	(CHF)
Kevin J. Buehler	–	49,608	–	–	2,381,392	2,233,031	5,724,556	5,367,916
Robert Karsunky	–	21,363	957,459	897,809	2,054,526	1,926,529	478,729	448,904
Richard J. Croarkin	–	–	–	–	–	–	–	–
William K. Barton	–	13,636	–	–	666,835	625,292	1,561,287	1,464,019
Dr. Sabri Markabi	–	19,207	–	–	952,622	893,274	2,185,802	2,049,626
Merrick McCracken	–	7,551	–	–	–	–	1,233,833	1,156,966
Ed McGough	–	9,285	–	–	476,311	446,637	1,040,858	976,013
Elaine E. Whitbeck	–	13,433	–	–	685,790	643,065	1,509,162	1,415,142

December 31, 2009:

	Total Restricted Shares at 12/31/09	Total Restricted Share Units at 12/31/09	Value Vesting in 2010	Value Vesting in 2010	Value Vesting in 2011	Value Vesting in 2011	Value Vesting in 2012	Value Vesting in 2012
Name	(#)	(#)	(USD)	(CHF)	(USD)	(CHF)	(USD)	(CHF)
Kevin J. Buehler	3,597	17,602	591,167	609,434	497,652	513,029	2,395,237	2,469,250
Robert Karsunky	–	–	–	–	–	–	–	–
Richard J. Croarkin	1,265	8,003	207,903	214,327	426,653	439,837	888,640	916,099
William K. Barton	2,398	5,509	394,111	406,289	234,692	241,944	670,712	691,437
Dr. Sabri Markabi	–	8,924	250,469	258,208	258,030	266,003	958,161	987,768
Merrick McCracken	–	–	–	–	–	–	–	–
Ed McGough	689	4,299	113,237	116,736	227,460	234,489	479,080	493,884
Elaine E. Whitbeck	2,997	6,620	492,557	507,777	398,220	410,525	689,777	711,091

7.	Directors and Senior Management Compensations (continued)

(4)	Share-settled stock appreciation rights were granted in 2009 and 2008. No share-settled stock appreciation rights were granted in 2010.

Summarized below are the total securities underlying options, non-qualified stock options and SSARs outstanding.

December 31, 2010:

Name	Total Securities underlying options at December 31, 2010	Black-Scholes Value	Black-Scholes Value
	(#)	($)	(CHF)
Kevin J. Buehler	254,658	6,661,800	6,246,770
Robert Karsunky	–	–	–
Richard J. Croarkin	–	–	–
William K. Barton	36,920	695,314	651,996
Dr. Sabri Markabi	69,659	1,634,476	1,532,648
Merrick McCracken	–	–	–
Ed McGough	45,254	1,254,250	1,176,110
Elaine E. Whitbeck	96,744	3,133,441	2,938,228

December 31, 2009:

Name	Total Securities underlying options at December 31, 2009	Black-Scholes Value	Black-Scholes Value
	(#)	($)	(CHF)
Kevin J. Buehler	254,658	6,661,800	6,867,650
Robert Karsunky	–	–	–
Richard J. Croarkin	77,912	2,059,111	2,122,738
William K. Barton	82,352	2,405,722	2,480,059
Dr. Sabri Markabi	69,659	1,634,476	1,684,981
Merrick McCracken	–	–	–
Ed McGough	61,581	1,655,358	1,706,509
Elaine E. Whitbeck	96,744	3,133,441	3,230,264

7.	Directors and Senior Management Compensations (continued)

(5)
The 2009 performance share unit awards have three consecutive performance targets during a three-year service period from 2009 through 2011. No performance share unit awards were granted in 2010. The awards represent 25% of each participant's total share-based award value granted in 2009. The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

Estimated Future Performance Share Unit Payout
Name	Grant date	Minimum #	Target #	Maximum #
Kevin J. Buehler	17 February 2009 11 February 2008	- -	14,574 3,028	29,148 6,056
Robert Karsunky	17 February 2009 11 February 2008	- -	- -	- -
Richard J. Croarkin	17 February 2009 11 February 2008	- -	- -	- -
William K. Barton	17 February 2009 11 February 2008	- -	4,081 1,428	8,162 2,856
Dr. Sabri Markabi	17 February 2009 11 February 2008	- -	5,830 -	11,660 -
Merrick McCracken	17 February 2009 11 February 2008	- -	- -	- -
Ed McGough	17 February 2009 11 February 2008	- -	2,915 1,384	5,830 2,768
Elaine E. Whitbeck	17 February 2009 11 February 2008	- -	4,197 2,423	8,394 4,846

Mr. Croarkin vested in his 2008 and 2009 performance share units upon his separation from Alcon and received 8,003 shares of Alcon common stock.

The 2008 performance share units will be paid out after the final numbers are approved at the Board of Director’s meeting in February, 2011.

(6)
Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including Company contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance, hire-on bonus (Mr. McCracken) and payout of grandfathered sick leave. Mr. Karsunky's other compensation includes payment of Swiss taxes on pension benefits made by the Company on his behalf due to his relocation to the United States. Mr. Croarkin's other compensation includes severance and accrued vacation time received upon his separation from Alcon and a deposit of golden parachute (IRC §280G) excise taxes that are not taxable, if at all, until 2011.

7.	Directors and Senior Management Compensations (continued)

SSAR Grant Table

The following table sets forth the SSARs granted during 2009. There were no SSARs granted during 2010.

Name and Function	Year	Alcon SSARS Granted	Exercise or Base Price	Expiration Date	Grant Date Present Value	Grant Date Present Value
		#	(USD)		(USD)	(CHF)
		(1)			(2)	(2)
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2009	131,857	87.09	17-Feb-2019	2,483,263	2,698,810
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	2009	–	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2009	48,919	87.09	17-Feb-2019	921,292	1,001,260
William K. Barton, Senior Vice President, International Markets	2009	36,920	87.09	17-Feb-2019	695,314	755,667
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2009	52,743	87.09	17-Feb-2019	993,309	1,079,528
Merrick McCracken, Senior Vice President Global Human Resources	2009	–	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2009	26,371	87.09	17-Feb-2019	496,645	539,754
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2009	37,975	87.09	17-Feb-2019	715,183	777,261
(1)

SSARs were granted in 2009 pursuant to the Amended 2002 Alcon Incentive Plan. No SSARs were granted in 2010. In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability. Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule. Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days following the date of the involuntary termination. After the 30-day period, all unvested and unexercised instruments will be forfeited. Where the termination of employment is due to death or disability, the instruments vest and may be exercisable for 60 months not to exceed the remaining term. Upon voluntary termination, all unvested and vested unexercised instruments will be forfeited.

(2)
The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model for 2009: expected volatility, 31.5%; risk-free interest rate, 1.65%; dividend yield, 3.0%; expected life, 5 years.

7.	Directors and Senior Management Compensations (continued)

Aggregated Option / SSAR Exercises and Year End Option / SSAR Value Table

December 31, 2010:

Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities underlying Unexercised Options/ SSARs at Dec 31, 2010		Value of Unexercised In-the-Money Options/ SSARs at Dec. 31, 2010
			Exercisable	Unexercisable	Exercisable		Unexercisable
					USD	CHF	USD	CHF
Kevin J. Buehler, Chairman, President and Chief Executive Officer	–	–	122,801	131,857	6,902,894	6,472,844	10,062,008	9,435,145
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	–	–	–	–	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	77,912	4,304,074	–	–	–	–	–	–
William K. Barton, Senior Vice President, International Markets	45,432	1,852,280	–	36,920	–	–	2,817,365	2,641,843
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	–	–	16,916	52,743	313,453	293,925	4,024,818	3,774,072
Merrick McCracken, Senior Vice President Global Human Resources	–	–	–	–	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	16,327	1,538,399	18,883	26,371	473,165	443,687	2,012,371	1,887,000
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	–	–	58,769	37,975	1,761,744	1,651,987	2,897,872	2,717,335

7.	Directors and Senior Management Compensations (continued)

December 31, 2009:

Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities underlying Unexercised Options/ SSARs at Dec 31, 2009		Value of Unexercised In-the-Money Options/ SSARs at Dec. 31, 2009
			Exercisable	Unexercisable	Exercisable		Unexercisable
					USD	CHF	USD	CHF
Kevin J. Buehler, Chairman, President and Chief Executive Officer	–	–	72,260	182,398	5,688,577	5,864,354	11,518,249	11,874,163
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	–	–	–	–	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	–	–	–	77,912	–	–	4,372,657	4,507,772
William K. Barton, Senior Vice President, International Markets	–	–	16,070	66,282	894,382	922,018	3,666,936	3,780,244
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	–	–	5,582	64,077	108,737	112,097	4,295,711	4,428,448
Merrick McCracken, Senior Vice President Global Human Resources	–	–	–	–	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	–	–	19,631	41,950	1,659,036	1,710,300	2,391,576	2,465,476
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	30,477	1,626,944	17,391	79,353	720,857	743,131	4,030,665	4,155,213

7.	Directors and Senior Management Compensations (continued)

Board of Directors Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the board of directors.

December 31, 2010:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (2)
Dr. Daniel L. Vasella,, Non- Executive Chairman and Director & Nominating / Corporate Governance Committee Chairman	375	–	4,500	1,550
Cary R. Rayment, Non- Executive Vice Chairman and Director (3)	52,989	199,400	324,634	15,281
Kevin Buehler, President, Chief Executive Officer and Director (1)	–	–	–	–
Dr. Urs Bärlocher, Director	25	–	–	775
Dr. Paul Choffat, Director	10	–	–	775
Lodewijk J.R. de Vink, Director, Compensation Committee Chairman	5,000	17,500	8,850	1,550
Joan W. Miller M.D., Director	–	–	3,150	1,550
Thomas G. Plaskett, Director, Audit Committee Chairman & Independent Director Committee Chairman	2,485	–	3,150	1,550
Dr. Jacques Seydoux, Director	10	–	–	775
Dr. Enrico Vanni, Director	1	–	–	775
Norman Walker, Director	100	–	–	775
Total	60,995	216,900	344,284	25,356

December 31, 2009:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (2)
Cary R. Rayment, Non-Executive Chairman and Director (3)	35,695	199,400	324,634	14,431
Kevin J. Buehler, President and Chief Executive Officer and Director (1)	–	–	–	–
Dr. Werner J. Bauer, Director	2,000	–	–	–
Paul Bulcke, Director	250	–	–	–
Francisco Castañer, Vice Chairman and Director	2,500	–	–	–
Lodewijk J.R. de Vink, Director	5,000	17,500	8,850	1,400
Joan Miller, Director	–	–	3,150	700
Thomas G. Plaskett, Director, Audit Committee Chairman	1,343	–	6,650	1,400
James Singh, Director	1,000	–	–	–
Dr. Daniel L. Vasella, Director	–	–	4,500	1,075
Hermann Wirz, Director	–	–	–	–
Total	47,788	216,900	347,784	19,006
(1)	See "Senior Management Participation Rights" on the next page.
(2)	Includes Restricted Shares, Restricted Share Units and Performance Share Units.
(3)	Includes share-based awards received in prior years as Chairman, President, Chief Executive Officer and Director of Alcon Laboratories, Inc.

7.	Directors and Senior Management Compensations (continued)

In 2010 and 2009, no participation rights were held directly or indirectly by persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

All directors mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Senior Management Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the senior management.

December 31, 2010:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (1)
Kevin J. Buehler, Chairman, President, Chief Executive Officer and Director	8,753	57,477	197,181	67,210
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	–	–	–	21,363
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	–	–	–	–
William K. Barton, Senior Vice President, International Markets	–	–	36,920	19,145
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	3,375	–	69,659	25,037
Merrick McCracken, Senior Vice President Global Human Resources	–	–	–	7,551
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	1,978	–	45,254	13,584
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	–	–	96,744	20,053
TOTAL	14,106	57,477	445,758	173,943

7.	Directors and Senior Management Compensations (continued)

December 31, 2009:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (1)
Kevin J. Buehler, Chairman, President, Chief Executive Officer and Director	2,128	57,477	197,181	38,801
Robert Karsunky, Senior Vice President, Finance and Chief Financial Officer	–	–	–	–
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	–	–	77,912	17,271
William K. Barton, Senior Vice President, International Markets	11,099	5,200	77,152	13,416
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	–	–	69,659	14,754
Merrick McCracken, Senior Vice President Global Human Resources	–	–	–	–
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	320	16,327	45,254	9,287
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	1,794	–	96,744	16,237
TOTAL	15,341	79,004	563,902	109,766

(1) Includes Restricted Shares and Restricted Share Units and Performance Share Units.

In 2010 and 2009, no participation rights were held directly or indirectly by persons closely related to a member of the senior management by the Company or one of its subsidiaries.

All officers mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Loans and Credits

There were no outstanding loans or credits granted to any current or former member of the board of directors, senior management, or any person closely related to a member of the board of directors or senior management as at December 31, 2010 and as at December 31, 2009.

7.	Directors and Senior Management Compensations (continued)

Amended 2002 Alcon Incentive Plan

Eligibility and Award Limits

Our employees, non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the Amended 2002 Alcon Incentive Plan.

Under the Amended 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year. The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000. The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

Administration

The Amended 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards. Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

Shares Reserved for Awards

Under the Amended 2002 Alcon Incentive Plan, a total of up to 40.0 million common shares may be issued for awards. Through December 31, 2010, approximately 20.4 million of these common shares had been issued under this plan.

Of the total shares available to grant, the board of directors has allocated a small portion to the President and CEO to use at his discretion. These shares are to be used for awards beyond the annual long term incentive awards and may be awarded to recognize increased responsibilities or special contributions, to attract new hires, to retain executives or to recognize certain other special circumstances. The amounts of these awards are set to provide a strong additional retention incentive. Generally, these share-based awards are subject to a three-year vesting schedule.  Although the awards are at the President and CEO’s discretion, he must report any shares used to the compensation committee at the quarterly meetings.  As of December 31, 2010, there are 110,909 shares available for President and CEO’s discretionary awards.

Our board of directors has the authority to make appropriate adjustments to the limits described above, as well as to the terms of outstanding awards, in the event of any transaction that affects our common shares such as share splits, share dividends or other similar events.

Awards of stock options that expire unexercised, stock appreciation rights or restricted shares that are forfeited under the terms of this plan or stock appreciation rights that are exercised for cash are not included in applying the maximum limit for our common shares available for grant under this plan.

7.	Directors and Senior Management Compensations (continued)

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the Amended 2002 Alcon Incentive Plan. The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by our board of directors. The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

Our board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items. Under the Amended 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

Stock Options

Under the Amended 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan and/or award agreements). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. The amount may be settled either in stock or in cash, as designated by the award agreement.

Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan and/or award agreements). Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employ-

7.	Directors and Senior Management Compensations (continued)

ment, all stock appreciation rights (vested and unvested) forfeit on the date of termination. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares/Restricted Share Units

The Company may grant restricted shares/restricted share units. Restricted shares are common shares granted to a participant subject to restrictions determined by the board of directors. Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value of such shares on the date of vesting. A restricted share or restricted share unit will vest and become transferable upon satisfaction of the conditions set forth in the restricted share/restricted share unit award agreements. Restricted share/restricted share unit awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number of restricted share/restricted share unit awards to grant, applicable vesting schedule, term and any applicable performance criteria.

Unless otherwise specified in the restricted share/restricted share unit award agreements, restricted share/restricted share unit awards will vest upon a holder's death or permanent disability or retirement at or after age 62. Restricted share awards/restricted share unit awards granted in 2009 do not vest automatically upon a holder's retirement after age 55 with 10 years of service and prior to age 62. For each year of service, 33% of the award will become non-forfeitable and will continue to vest as if there had been no termination of service. Restricted share unit awards granted in 2010 do not vest automatically upon a holder's retirement after age 55 with 10 years of service and prior to age 62. In the first twenty-three months following the grant, the individual will forfeit 100% of the award upon termination. In the twenty fourth month until the normal vesting date, 33% of the award will forfeit upon termination. The non-forfeited, unvested portion of the award will continue to vest as if there had been no termination of service. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting. Holders of restricted share units have no voting rights and receive dividend equivalents prior to vesting.

During 2010, Alcon made a special retention grant of restricted share units to 201 individuals for a total accounting value of $30 million. This special retention grant was made at the date of the change of majority ownership to enhance the retention of employees with key talent and/or in business critical positions. The actual provisions for this award were modified from the annual award guidelines to remove retirement vesting. In order to receive the full award amount, the recipients must stay with the Company for three years. However, if the employee is terminated due to position elimination or the employee resigns for “good reason,” then the award may vest on a pro-rata basis.

7.	Directors and Senior Management Compensations (continued)

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the compensation committee in its discretion and approved by Alcon's board of directors.

The metrics for the 2009 grant consist of three one-year earnings per share ("EPS") growth targets during a three-year service period with a cumulative three-year relative total shareholder return ("TSR") as a modifier. At the beginning of the performance period, the compensation committee establishes a total equity award value for each participant. The performance share unit portion reflects 25% of the established total value for 2009 recipients. The actual value of the units awarded to the employee will be adjusted based on Alcon's three one-year EPS targets and cumulative TSR during the three-year service period. The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%.

The metrics for the 2008 grant consist of a cumulative three-year EPS growth target for the three-year service period with a cumulative three-year relative TSR as a modifier. At the beginning of the performance period, the compensation committee establishes a total equity award value for each participant. The performance share unit portion reflects 25% of the established total value for 2008 recipients. The actual value of the units awarded to the employee will be adjusted based on Alcon's cumulative three-year EPS target and cumulative TSR during the three-year service period. The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%.

The compensation committee will recommend to our board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the award agreement, the performance share unit awards will vest upon a holder's death or permanent disability. Vesting of performance share unit awards upon a holder's retirement after age 62 will continue as if there was no termination of employment. If the employee's termination of employment is voluntary and after age 55 with not less than 10 years of service but prior to retirement, the employee will forfeit unvested performance share units (have his/her target award reduced) by 33% for each year remaining in the vesting schedule of the award. If an employee's termination is a result of a change of control due to position elimination or for "good reason" as defined in the award agreements, the employee will vest 100% in the award and will be paid out with an EPS award percentage of 100% and a TSR multiple of 1.0. Unvested non-forfeited performance share units will continue to vest according to the award agreement as if there had been no termination of employment. Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

7.	Directors and Senior Management Compensations (continued)

Other Share-Based Awards

The Amended 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. The grant price for the award will not be less than the fair market value of our common shares on the grant date. The compensation committee will recommend to our board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria.

Change-of-Control Provisions

Upon the change-of-control (as defined under the Amended 2002 Alcon Incentive Plan) in August 2010, the following events occurred for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provided:

•	all stock options and stock appreciation rights became fully vested and exercisable;

•	all restrictions on outstanding restricted shares and restricted share units lapsed;

•	all outstanding cash incentive awards vested and paid out on a prorated basis; and

•
all performance share unit awards continue to vest under their original terms unless achievement of performance goals can no longer be measured, in which case 100% of each employee's awards vest upon completion of the individual service requirements.

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions. Vesting of future awards will accelerate upon the occurrence of both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or during the two years following the change-of-control. Therefore, awards made in 2010 and 2009 did not vest on the change-of-control.

Upon the completion of the merger discussed in note 4, management expects that Novartis common shares would be substituted for Alcon common shares under the outstanding share-based awards at the merger date. The substitution ratio would be based on the price of a Novartis share in the merger relative to $168 for an Alcon share, but no cash would be paid.

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares. The DCP further provides that restricted shares deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period. The named executives in this report do not have any deferred restricted shares at December 31, 2010 or December 31, 2009.

8.	Subsequent events

Alcon, Inc.’s Board of Directors approved the merger agreement with Novartis AG on December 14, 2010. In addition, Novartis has agreed to vote its shares (which exceed the two-thirds necessary) in favour of the merger, subject to certain conditions. As a result thereof, Alcon, Inc. is expected to be merged with and into Novartis AG in the first half of 2011.

Proposed Appropriation of Retained Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 3,278,718,286 are to be appropriated as follows:

CHF
Balance to be carried forward	3,278,718,286

ALCON, INC. AND SUBSIDIARIES
OPERATING REVIEW

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report.

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world.  In 1977, we were acquired by Nestlé S.A.  Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to more than $7 billion primarily as a result of internal development and selected acquisitions.  In March 2002, Nestlé sold slightly less than 25% of its ownership of Alcon through an initial public offering.  In two transactions in 2008 and 2010, Nestlé sold all of its Alcon common shares to Novartis AG, a Swiss corporation that now owns the majority of Alcon's common shares.  The remaining shares continue to be traded on the New York Stock Exchange.

We conduct our global business through two business segments: Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating profit is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, manufacturing, share-based compensation and other corporate functions.  We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, surgery centers, managed care organizations, health maintenance organizations, government agencies/entities and individuals.

Change of Majority Ownership

On April 6, 2008, Nestlé and Novartis executed a Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards (including the vesting of certain outstanding share-based awards) and other agreements.

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger.  The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis.  Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic medicines will be integrated into Alcon.

Notes 16 and 17 to the consolidated financial statements provide additional information about the change of majority ownership and merger negotiations.  Further information concerning the proposed merger is included in the registration statement on Form F-4 filed by Novartis with the United States Securities and Exchange Commission on December 23, 2010 and subsequent amendments thereto.

LenSx Lasers Acquisition

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery.  LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and creation of certain corneal incisions.  Previously these steps were done manually with surgical instruments.

The Company paid approximately $367 million in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.  The Company recorded, as part of the purchase price, $72 million for the estimated fair value of the contingent consideration and $12 million in cash paid to a LenSx shareholder for an intangible asset integral to the purchase.

Between the acquisition date and December 31, 2010, LenSx had no revenues and its costs and expenses were not significant.  Note 18 to the consolidated financial statements provides more information on this acquisition.

U.S. Healthcare Reform

In March 2010, the United States government enacted legislation that is expected to have far reaching implications for the healthcare industry.  The U.S. Department of Health and Human Services has broad discretion to interpret certain sections of these new laws, and numerous regulations are anticipated to follow.  The more significant changes and their estimated effects on the Company for 2010 and future years are discussed below.

•
Beginning January 1, 2010, the legislation increases the Medicaid drug rebate minimum percentage for single source and innovator multiple source drugs from 15.1% to 23.1% of average manufacturer price and for non-innovator multiple source drugs from 11% to 13%.  The legislation further extends this drug rebate to utilization made through risk-based, Medicaid managed care plans.  This portion of the legislation was effective as of the date of enactment (March 23, 2010).  The impact of this legislation has been to increase rebates paid by Alcon.  It also may have an indirect impact on overall rebates paid to managed care organizations.

•
Beginning January 1, 2011, pharmaceutical manufacturers must enter into agreements with the U.S. government to provide a 50% discount on covered brand name Medicare Part D drugs for eligible Part D enrollees in the coverage gap.  The legislation required the U.S. government to establish a model agreement with pharmaceutical manufacturers.  This has been completed and most manufacturers, including the Company, have signed the agreement.  The discounts are excluded from "Best Price" for Medicaid rebate purposes.  This will increase the Company's discounts beginning in 2011.  To the extent patients were foregoing purchasing their medicines once they entered the Medicare Part D coverage gap, this provision could result in a modest increase in prescriptions, although at a lower price.

•
The legislation also expands the section 340B drug discount program eligibility to the outpatient settings of qualified children's hospitals, free-standing cancer centers, critical access hospitals, rural referral facilities, and sole community hospitals with disproportionate share adjustment percentages equal to or greater than 8%.  This will effectively increase volume to those facilities where we offer larger discounts.

•
The legislation imposes a non-deductible pharmaceutical industry fee, requiring brand manufacturers to pay an annual fee in the aggregate of $2.5 billion in 2011, escalating to $4.1 billion in 2018.  The fee is allocated to individual companies based on each manufacturer's proportion of total specified government program sales as a percentage of the entire brand manufacturing industry total of specified government program sales.  There were no fees recognized in 2010.  If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which sales will be subject to the fee, we estimate its effect on the Company would have been less than $10 million.

•
The legislation imposes a 2.3% excise tax on the sale of medical devices (as defined in section 201(h) of the Federal Food, Drug and Cosmetic Act) intended for humans.  This provision becomes effective for sales after December 31, 2012 and will likely be imposed on a majority of the Company's surgical revenue but will exclude sales of our over-the-counter products such as contact lens disinfectants, artificial tears, and ocular vitamins.  If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which products will be subject to the tax, we estimate its effect on the Company would have been less than $30 million.

•
The legislation likely will increase the population that will have access to drugs by expanding Medicaid eligibility to 133% of the Federal Poverty Level.  It also will create separate health benefit exchanges through which individuals and small businesses can purchase coverage.  Quantifying this impact is not possible at this time.  This portion of the legislation does not go into effect until January 1, 2014.

•
Finally, the legislation changes the taxation of subsidies received by employers as a result of funding prescription drug benefits for retirees under the Medicare Prescription Drug Improvement and Modernization Act of 2003.  The elimination of this benefit resulted in an initial $25 million charge to income taxes in the first quarter of 2010 and is expected to add an annual income tax cost of approximately $4 million at today's tax rates.

The provisions in the first and third bulleted paragraphs above decreased sales by approximately $20 million in 2010.

Market Environment

Demand for healthcare products and services is increasing in established markets as a result of aging populations and the emergence of new drug therapies and medical devices.  Likewise, demand for healthcare products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards.  As a result of these factors, healthcare costs are rising at a faster rate than macroeconomic growth in many countries.  This faster rate of growth has led governments and other purchasers of healthcare products and services, either directly or through patient reimbursement, to exert pressure on the prices of healthcare products and services.  These cost-containment efforts vary by market.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of healthcare products and services.  The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies.  Many states also have implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions.  In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices.  Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals.  We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business.  We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products.  Moreover, to achieve and maintain attractive positions on formularies, we continue to introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 placed additional pressure on policy makers to offset the cost of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities.  This may affect our industry's ability to maintain current pricing levels.  New technologies for surgical procedures are being challenged to substantiate that their higher costs are accompanied by clinical improvements for Medicare beneficiaries.  We prepare for these challenges by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

Outside the United States, third-party payor reimbursement of patients and healthcare providers and prices for healthcare products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States.  In Western Europe, where government reimbursement of healthcare costs is widespread, governments often require price reductions.  The economic integration by European Union members and the introduction of the euro also have impacted pricing in these markets, as more affluent member countries are requesting prices for healthcare products and services comparable to those in less affluent member countries.

In most of the emerging markets in Latin America and Asia, average income levels are relatively low, government reimbursement for the cost of healthcare products and services is limited and prices and demand are sensitive to general economic conditions.  However, demand for our products in many developing countries has been rising.

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets.  In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually.  These reviews have resulted in price decreases, including a 5.75% decline in overall drug reimbursement in 2010.  Reductions in reimbursement levels put downward price pressure on products we supply.

Currency Fluctuations

Our products are sold in over 180 countries and we sell products in a number of currencies in our Alcon International business segment.  Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk.  Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar.  Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro, Japanese yen, Brazilian real and Canadian dollar.  With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure.  In addition, most of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency.  From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.  More recently, Venezuela has experienced an official currency devaluation and high inflation, but our exposure there is not significant to our consolidated financial condition.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits.  We experienced positive currency impacts during 2010 and 2008.  During these years the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits.  However, in 2009, as other major currencies weakened against the dollar, our sales and profits were negatively affected.  We refer to the effects of currency fluctuations and exchange rate movements throughout this Operating Review, which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products.  Our operating revenues and operating income are affected by various factors, including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products.  Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor.  We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies.  In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure from governments and from managed care organizations in the United States to reduce prices.  Alcon has continued to increase market share in most of its major specialties, which has provided some offset to the recent market softness.  We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall and also in our otic products, which have significantly larger sales in the summer months than at other times of the year.  Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive.  Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends.  The number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions; however, because cataract patients now have the ability to pay out of their own pockets for certain premium technologies, sales of advanced technology intraocular lenses could be affected by economic conditions.  We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories.  Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery.  We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery).  Outside the United States, we generally do not charge a technology fee.  Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence.  There is no significant seasonality in our surgical business.  Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs.  Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used and the types of products used.  Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.  In the weaker economy since 2008, the number of refractive procedures in the United States market declined.  Our refractive sales increased as a result of sales of WaveLight® products and procedures following our acquisition of an initial majority interest in WaveLight in late 2007.

Sales of our consumer eye care products are influenced by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions.  Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price.  The use of less-advanced cleaning methods, especially outside the United States, also affects demand for our contact lens care products.  There is no seasonality in sales of contact lens care products, but we have experienced some impact from general economic conditions to date, as in low-growth economic environments some consumers may switch to lower-priced brands.  Costs of goods sold for contact lens care products include materials, labor, overhead and royalties.  Operating income from contact lens care products is driven by market penetration and unit volumes.

During the year ended December 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 million addition to U.S. operating income for the year.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 million, primarily incurred in the first quarter of 2009.  The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 million, which began in the second quarter of 2009, with the full effect realized thereafter.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business.  The largest portion of these costs is salaries and commissions for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs.  The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products.  As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% to 11% of sales for research and development.

Our amortization costs relate to acquisitions and the licensing of intangible assets.  Due to acquisitions and purchases in 2009 and early 2010, annual amortization expense on intangible assets with definite useful lives is estimated to increase to $78 million in 2011 and decrease to $65 million in 2015.

Our other operating expenses of $152 million in 2010 primarily represented costs related to the change of majority ownership arising from Novartis's purchase of its majority interest in Alcon from Nestlé on August 25, 2010, as discussed in note 16 to the consolidated financial statements, and legal and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  The change of control accelerated the recognition of certain compensation expenses, including pensions ($97 million) and share-based payments ($8 million).

Material Opportunities, Challenges and Risks

The Company is focused on its ability to bring new products successfully to market in a competitive industry environment.  The Company's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace.  In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others.  Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce new products that provide greater efficacy, broader application or more convenience.  Such products under new patents or licenses provide opportunities to maintain and grow our sales.

Part of our strategy is to devote significant resources to research and development efforts.  Development of new products can be a long and expensive process.  Over the past three years, we have invested approximately 10% of annual revenues into research and development.  We strive to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions.  Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

Our ability to maintain profit margins on our products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the United States.  We monitor these regulatory activities and the effects on product pricing in our major markets.  Where appropriate, we share information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments.  We also monitor regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

We are aware of and are monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

We also focus on cost management.  In addition to a strict evaluation of general and administrative expenses, the Company seeks to reduce manufacturing costs through its continuous improvement program.

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours.  From time to time, competitors challenge our intellectual property rights, as further discussed in note 17 to the consolidated financial statements.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

On May 6, 2010, we commenced a voluntary corrective action on our CONSTELLATION® vision system that the U.S. Food and Drug Administration ("FDA") classified as a Class 1 recall.  We submitted a 510(k) application to the FDA requesting approval of software and hardware modifications to the system.  In November 2010, we received a clearance letter from the FDA on our application.  This action did not have a material impact on our financial results.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2010	2009	2008	2010	2009	2008
	(in millions, except percentages)
Sales:
United States	$3,177	$2,914	$2,807	44.3%	44.8%	44.6%
International	4,002	3,585	3,487	55.7	55.2	55.4

Total sales	7,179	6,499	6,294	100.0	100.0	100.0
Costs of goods sold	1,675	1,614	1,472	23.3	24.8	23.4

Gross profit	5,504	4,885	4,822	76.7	75.2	76.6
Selling, general and administrative	2,070	1,935	1,961	28.8	29.8	31.1
Research and development	747	665	619	10.4	10.2	9.8
Amortization of intangibles	60	24	29	0.9	0.4	0.5
Other operating expenses	152	--	--	2.1	--	--

Operating income	2,475	2,261	2,213	34.5	34.8	35.2
Gain (loss) from foreign currency, net	(3)	(3)	(21)	--	--	(0.4)
Interest income	29	46	76	0.4	0.7	1.2
Interest expense	(9)	(16)	(51)	(0.1)	(0.3)	(0.8)
Other, net	35	25	(134)	0.4	0.4	(2.1)

Earnings before income taxes	2,527	2,313	2,083	35.2	35.6	33.1
Income taxes	317	306	36	4.4	4.7	0.6

Net earnings	$2,210	$2,007	$2,047	30.8%	30.9%	32.5%

This Operating Review discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2010	2009	2008	2010	2009	2008
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$1,555	$1,353	$1,321	49.0%	46.4%	47.1%
Surgical	1,214	1,167	1,084	38.2	40.1	38.6
Consumer eye care	408	394	402	12.8	13.5	14.3

Total sales	$3,177	$2,914	$2,807	100.0%	100.0%	100.0%

Segment operating income (1)	$1,896	$1,664	$1,554	59.7%	57.1%	55.4%

Alcon International:
Pharmaceutical	$1,511	$1,324	$1,240	37.8%	36.9%	35.6%
Surgical	2,006	1,830	1,797	50.1	51.1	51.5
Consumer eye care	485	431	450	12.1	12.0	12.9

Total sales	$4,002	$3,585	$3,487	100.0%	100.0%	100.0%

Segment operating income (1)	$1,728	$1,507	$1,472	43.2%	42.0%	42.2%

(1)
Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, and share-based compensation are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, sales by product category for Alcon United States, Alcon International and our consolidated operations and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period.  All sales for Alcon United States are recorded in U.S. dollars and, therefore, this business segment does not experience any currency translation gains or losses.

					Change						Change
				Foreign	in					Foreign	in
				Currency	Constant					Currency	Constant
	2010	2009	Change	Change	Currency	(a)	2009	2008	Change	Change	Currency (a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,555	$1,353	14.9%	--%	14.9%		$1,353	$1,321	2.4%	--%	2.4%
Surgical	1,214	1,167	4.0	--	4.0		1,167	1,084	7.7	--	7.7
Consumer eye care	408	394	3.6	--	3.6		394	402	(2.0)	--	(2.0)

Total sales	$3,177	$2,914	9.0	--	9.0		$2,914	$2,807	3.8	--	3.8

Alcon International:
Pharmaceutical	$1,511	$1,324	14.1	1.7	12.4		$1,324	$1,240	6.8	(6.3)	13.1
Surgical	2,006	1,830	9.6	2.4	7.2		1,830	1,797	1.8	(4.9)	6.7
Consumer eye care	485	431	12.5	3.7	8.8		431	450	(4.2)	(6.0)	1.8

Total sales	$4,002	$3,585	11.6	2.3	9.3		$3,585	$3,487	2.8	(5.5)	8.3

Total:
Pharmaceutical	$3.066	$2,677	14.5	0.8	13.7		$2,677	$2,561	4.5	(3.1)	7.6
Surgical	3,220	2,997	7.4	1.4	6.0		2,997	2,881	4.0	(3.1)	7.1
Consumer eye care	893	825	8.2	1.9	6.3		825	852	(3.2)	(3.2)	--

Total sales	$7,179	$6,499	10.5	1.3	9.2		$6,499	$6,294	3.3	(3.0)	6.3

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts.  The same process was used to compare 2009 to 2008.  Change in constant currency in this table includes sales growth from acquisitions.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Sales

The Company's global sales increased 10.5% to $7,179 million for the year ended December 31, 2010 from 2009.  The effect of favorable exchange rates increased global sales 1.3%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.2%, including 0.6% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset purchase.  Sales reflected broad-based sales performance across all product lines and geographic areas with the United States, developed international and emerging international markets growing 9.0%, 7.0% (5.6% in constant currency) and 21.3% (17.1% in constant currency), respectively.  This improvement primarily reflected volume growth and, to a lesser extent, price increases during 2010.

Alcon United States sales increased 9.0% to $3,177 million for 2010, from $2,914 million for 2009.  The majority of the increase was due to volume growth in all major pharmaceutical product categories, in artificial tears and in intraocular lenses, especially our advanced technology intraocular lenses, AcrySof® ReSTOR® and AcrySof® Toric intraocular lenses.  Sales of pharmaceutical products to treat infections and inflammation increased 20.7%, primarily attributable to the strong performance of Vigamox® ophthalmic solution and NEVANAC® ophthalmic suspension.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset purchase added 1.3% to the growth.  The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by approximately $20 million.  This reduction included the impact of healthcare reform legislation rebate increases on sales made during the fourth quarter of 2009 that were still in the wholesale and retail distribution channels at the beginning of 2010, as well as sales made during 2010.

Alcon International sales increased 11.6% to $4,002 million in 2010, from $3,585 million in 2009.  The effect of favorable exchange rates increased Alcon International sales 2.3%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 9.3%, primarily reflecting volume growth during 2010.  International sales grew on a constant currency basis across all product lines and geographic areas.  Solid pharmaceutical sales growth across all geographic areas, particularly from our infection/inflammation products and our glaucoma franchise, and the sales growth in emerging markets were the main contributors to this performance.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. were 0.1 percentage points of the growth.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2010	2009	Change	Change	Currency (a)
	(in millions, except percentages)

Infection/inflammation	$980	$829	18.2%	0.6%	17.6%
Glaucoma	1,277	1,121	13.9	0.8	13.1
Allergy	539	486	10.9	1.0	9.9
Otic/nasal	409	355	15.2	0.3	14.9
Other pharmaceuticals/rebates	(139)	(114)	*	*	*

Total Pharmaceutical	3,066	2,677	14.5	0.8	13.7

Intraocular lenses	1,208	1,133	6.6	1.7	4.9
Cataract/vitreoretinal/other	1,895	1,759	7.7	1.4	6.3
Refractive	117	105	11.4	--	11.4

Total Surgical	3,220	2,997	7.4	1.4	6.0

Contact lens disinfectants	471	448	5.1	1.8	3.3
Artificial tears	333	283	17.7	2.2	15.5
Other	89	94	(5.3)	2.1	(7.4)

Total Consumer Eye Care	893	825	8.2	1.9	6.3

Total Global Sales	$7,179	$6,499	10.5	1.3	9.2

*	Not Meaningful
See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 14.5% during 2010.  The effect of favorable exchange rates increased global sales of our pharmaceutical products 0.8%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 13.7%.  Sales of key products in all major therapeutic categories reflected volume gains and share growth.

Our prostaglandin family of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav® ophthalmic solution.  Combined sales of our family of TRAVATAN® products grew 12.2% for the year ended December 31, 2010, reflecting volume growth and price increases.  During the year ended December 31, 2010, Azopt® ophthalmic suspension, the Company's topical anhydrase inhibitor, and AZARGA® ophthalmic suspension, a combination formulation of brinzolamide and timolol, posted a 15.8% combined sales increase as a result of market share gains for Azopt® and increasing acceptance of AZARGA® by physicians.

Sales of Vigamox ®ophthalmic solution, our leading fluoroquinolone anti-infective drug, increased 15.5% (14.6% excluding the 0.9% positive effect of foreign exchange fluctuations) compared to 2009, reflecting U.S. price increases and volume growth in the International business segment.  (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.)  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 41.2% in the year ended December 31, 2010 over the prior year, due to market share gains, price increases and new product registrations outside the United States.  Sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset acquisition provided 3.2 percentage points of the growth in sales of infection and inflammation products.

Pursuant to a prior legal settlement, a competitor to Alcon launched a generic version of Alcon's branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the year ended December 31, 2010, combined sales of TobraDex® ophthalmic suspension and Falcon's generic version of TobraDex® increased 3.7% globally, including the 2010 rollout of  TobraDex®ST ophthalmic suspension in the United States, over the same period of 2009.

Global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 11.8% in the year ended December 31, 2010.  Sales of our allergy products benefited from severe spring and fall allergy seasons in the United States during the second and fourth quarters of 2010.

Sales of otic/nasal products increased 15.2% in the year ended December 31, 2010 over 2009.  Sales of CIPRODEX® otic suspension were positively influenced by price increases and volume growth from increased demand due to a severe ear infection season.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.)  Patanase® nasal spray continued to gain market share in 2010.

Pharmaceuticals rebates grew for the year ended December 31, 2010, compared to 2009, due to increased statutory rebate levels related to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates.  As a result of healthcare reform legislation in the United States, we recognized provisions totaling approximately $20 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 7.4% to $3,220 million in the year ended December 31, 2010, compared to 2009.  The effect of favorable exchange rates increased global sales of our surgical products 1.4%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 6.0%.  Higher sales of intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for most of the constant currency growth.

Sales of intraocular lenses increased 6.6% in the year ended December 31, 2010 over 2009.  Excluding the 1.7% positive effect of foreign exchange fluctuations, intraocular lens sales would have increased 4.9%.  Global sales of our advanced technology lenses, such as the AcrySof® ReSTOR® and the AcrySof® Toric, increased 21.4% in the year ended December 31, 2010 and would have grown 19.7% without the 1.7% favorable effect of foreign exchange fluctuations.  Sales of our advanced technology lenses rose with increased adoption by surgeons of the AcrySof® Toric intraocular lens that corrects pre-existing astigmatism and volume gains for the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia.

Alcon received the European CE Mark of approval for the AcrySof® IQ ReSTOR® Toric intraocular lens during the second quarter of 2010.  This lens was introduced to ophthalmologists at the European Society of Cataract and Refractive Surgeons meeting in Paris, France, and became available in the final quarter of 2010 in many major markets that recognize the CE Mark.  The Company plans to file a Pre-Market Application ("PMA") for this lens with the FDA in early 2012.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments.  Sales of these surgical products grew somewhat faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.7 percentage points of the sales growth in this category.

The increase in refractive sales for the year ended December 31, 2010 reflected global share growth.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, rose 8.2% to $893 million in the year ended December 31, 2010, compared to $825 million in 2009.  The effect of favorable exchange rates increased global sales of our consumer eye care products 1.9%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have grown 6.3% over the prior year.

Sales of our contact lens disinfectants climbed 5.1% in the year ended December 31, 2010 compared to 2009, mostly as a result of volume growth.  The impact of foreign exchange fluctuations increased sales of contact lens disinfectants by 1.8%.

Sales of our artificial tears products grew 17.7% over 2009.  Excluding the 2.2% effect of foreign exchange fluctuations, sales of our artificial tears products would have improved 15.5%, primarily from volume growth in both the United States and International business segments.  Market share growth of the Systane® family of lubricant eye drops drove this performance.

Sales of our other consumer eye care products declined by 5.3% to $89 million in the year ended December 31, 2010 from $94 million in 2009.  Excluding the 2.1% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have decreased 7.4%.  The constant currency decrease reflected growth in retailer and coupon discounts on consumer eye products.

Gross Profit

Gross profit increased 12.7% to $5,504 million in the year ended December 31, 2010 from $4,885 million in 2009.  Gross profit increased as a percent of sales to 76.7% in the year ended December 31, 2010 from 75.2% in 2009.

During the year ended December 31, 2010, advancements in our sales reporting system permitted us to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 million addition to gross profit during the first quarter of 2010.  The remaining gross profit margin reflected differences in foreign currency exchange rates, the effects of price increases in the United States, expiration of a royalty agreement lapping the $3 million of severance charges for the first quarter of 2009 and improvements in product sales mix, which were offset somewhat by increased rebates from the enactment of U.S. healthcare reform legislation.

Operating Expenses

Selling, general and administrative expenses increased 7.0% to $2,070 million in the year ended December 31, 2010 from $1,935 million in 2009, primarily due to foreign exchange impacts and bad debt provisions in Europe, which were partially offset by lapping the 2009 charges for a reduction in force.  In 2009, we experienced in-period costs of $10 million for a reduction in workforce.  Selling, general and administrative expenses decreased as a percentage of sales to 28.8% from 29.8% in 2009.  Although these expenses rose in 2010, disciplined cost management controlled their increase to levels below sales growth.

Research and development expenses increased 12.3% to $747 million (or 10.4% of sales) in the year ended December 31, 2010 from $665 million (or 10.2% of sales) in 2009.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  The 2009 expense included $6 million of in-period costs for reductions in workforce.  The increase in research and development expenses included operations of our ESBATech biotech laboratories, acquired in September 2009, and our LenSx® laser development, acquired in August 2010.

Amortization of intangibles increased to $60 million in the year ended December 31, 2010, from $24 million in 2009.  The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, and other acquisitions and asset purchases in 2010.

Other operating expenses of $152 million for the year ended December 31, 2010 represented costs related to the change of majority ownership arising from Novartis's purchase of its majority interest in Alcon from Nestlé on August 25, 2010, as discussed in note 16 to the condensed consolidated financial statements, and legal and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  The change of control accelerated the recognition of certain compensation expenses, including pension ($97 million) and share-based payments ($8 million).

Operating Income

Operating income increased 9.5% to $2,475 million in the year ended December 31, 2010 from $2,261 million in 2009.  The improvement in 2010 reflected the sales growth, the change in estimating royalties, lapping the 2009 charges for a reduction in force, disciplined cost management discussed above and foreign currency exchange fluctuations.  These were offset somewhat by increases in amortization, effects of the U.S. healthcare reform legislation and the change of majority ownership costs mentioned above.

Alcon United States business segment operating income increased 13.9% to $1,896 million, or 59.7% of sales, in the year ended December 31, 2010 from $1,664 million, or 57.1% of sales, in 2009.  Operating income as a percent of sales improved in 2010 as a result of sales volume growth, price increases, change in the estimating of royalties and disciplined cost management.

Alcon International business segment operating income increased 14.7% to $1,728 million, or 43.2% of sales, in the year ended December 31, 2010 from $1,507 million, or 42.0% of sales in 2009.  In 2010, the operating income margin improved as a result of sales growth, foreign exchange fluctuations, and improved gross margin.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.  Other operating expenses related to the change in majority ownership and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal were included in other general corporate expenses.

Interest and Other Income (Expenses)

Interest income fell 37.0% to $29 million in the year ended December 31, 2010 from $46 million in 2009, primarily as a result of lower short term interest rates, partially offset by higher average balances of cash and cash equivalents in 2010.  Interest expense decreased 43.8% to $9 million in the year ended December 31, 2010 from $16 million in 2009, resulting from decreased borrowings and slightly lower interest rates.

Other, net, included gains (losses) on investments for the year ended December 31, 2010 and 2009 as follows:

	Years ended December 31,
	2010	2009
	(in millions)
Realized gains (losses) on sale of investments	$30	$(49)
Unrealized gains (losses) on investments classified as trading securities	6	76
Other	(1)	(2)

Total	$35	$25

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Despite the significant weighting to cash, the Company does have material exposure to fixed income securities.  Investment gains during the year ended December 31, 2010 reflected the liquidation of the Company's remaining positions in a bank loans fund, a mortgage-backed securities fund and equities.

The Company had material exposure during the first half of 2009 to the following investment markets:  fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts.  The Company sold its investments in real estate investment trusts, a portion of its fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009.  The realized losses on sale of investments in the year ended December 31, 2009 reflected the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008.  The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $6 million at December 31, 2010.

Income Tax Expense

Income tax expense increased to $317 million in the year ended 2010 from $306 million in 2009.  The effective tax rate was 12.5% in the year ended December 31, 2010, compared to 13.2% in 2009.

The lower effective tax rate for the year ended December 31, 2010 reflected differences in product and geographic earnings mix and period benefits related to change of majority ownership charges, progression on prior year audits and reserve releases from the expiration of statutes of limitations.  These were offset by a $25 million tax charge from the newly enacted provisions of U.S. healthcare reform laws (discussed above).

Net Earnings

Net earnings increased 10.1% to $2,210 million in the year ended December 31, 2010 from $2,007 million in 2009.  This increase resulted from 2010 sales growth, the change in estimating royalties, disciplined cost management, the costs recognized in 2009 for the reduction in workforce and improved financial investment returns.  Together they exceeded the costs related to the U.S. healthcare reform legislation, the change of majority ownership and the Alcon board's evaluation of Novartis's merger proposal.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2010, the Company reported cash and cash equivalents of $2,525 million, total short term borrowings and debt of $399 million and consolidated shareholders' equity of $7,252 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company continued to generate significant cash flow from operations in 2010 and used $306 million to repay short term debt.  In addition, the Company used $1,037 million to pay dividends on common shares and $33 million to purchase treasury shares, as discussed below.  Acquisitions and financing activities led to a decrease of $482 million in cash and cash equivalents at December 31, 2010 from the prior year.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 16 to the consolidated financial statements).  Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 million during the third quarter of 2010 to satisfy this requirement.  The assets of the trust were primarily the cash surrender value ($279 million as of December 31, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 million as of December 31, 2010).

Withholding taxes of approximately $107 million have not been provided on approximately $2,133 million of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $17 million have not been provided on temporary differences of approximately $212 million for permanent investments in certain subsidiaries that will be taxable upon liquidation.  Management believes that investing indefinitely in these operations will not adversely affect the Company's ability to meet its current and long term working capital and liquidity needs.

In order to receive an expedited return in 2009 of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 14 to the consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Cash Flows

During the year ended December 31, 2010, the Company generated operating cash flow of $2,375 million, compared to $2,416 million in 2009.  The decrease primarily reflected the Company's working capital requirements.

The operating cash flow was used for payment of dividends on common shares, the purchase of Alcon common shares, the repayment of short term borrowings, acquisitions and capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2010, short term borrowings decreased by $270 million.  Our short term borrowings are discussed more fully under "Credit Facilities and Debt" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares, to, among other things, satisfy the exercise of equity awards granted to employees that became or are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through December 31, 2010, we cumulatively have purchased approximately 25.6 million Alcon common shares (including approximately 207,000 shares in 2010) for $2,740 million (including $33 million in 2010).

In December 2008, as a result of the agreement between Novartis and Nestlé discussed in note 16 to the consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005, as well as for share-based awards granted after December 31,

2007.  In February 2010, approximately 1.3 million share-settled stock appreciation rights and approximately 168,000 stock options granted to employees in 2007 became exercisable.  In connection with the change in control, on August 25, 2010, almost 1.0 million employee share-settled stock appreciation rights and approximately 145,000 employee stock options became exercisable.  In addition, over 1,000 restricted shares and approximately 234,000 restricted share units vested at that time.  During 2010, approximately 2.4 million options were exercised, providing proceeds of $169 million to the Company, and more than 1.5 million share-settled stock appreciation rights were exercised.

In June 2010, we paid our shareholders cash dividends of $1,037 million (CHF 3.95 per common share, or approximately $3.44 per common share).  The merger agreement with Novartis dated December 14, 2010 precludes the payment of dividends.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2010 and 2009 was $1,705 million and $390 million, respectively.  The Company increased its investing activities in 2010 through two acquisitions, the purchase of intangible assets and adjustments to the investment portfolio.  In 2010, more cash was used to acquire financial investments than in 2009, as certain adjustments were made in the investment portfolio.  Capital expenditures decreased slightly in 2010, when compared to 2009, but the decrease was more than offset by purchases of intangible assets. Our annual capital expenditures over the last three years were $309 million in 2010, $342 million in 2009 and $302 million in 2008, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.  In 2010, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Huntington, West Virginia, Cork, Ireland, Kaysersberg, France, Houston, Texas, and Sinking Spring, Pennsylvania, manufacturing facilities and to continue construction of a new manufacturing plant in Singapore.  In 2009, we broke ground to build the facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 331,000 square foot facility to be fully functional in 2012.  Capital expenditures in 2010 were also made to upgrade and expand our research and development facilities and administrative facilities in Fort Worth and in Zurich, Switzerland (ESBATech).

We had capital expenditure commitments of $53 million at December 31, 2010.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol's EX-PRESS® glaucoma filtration device.  This medical device will complement Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company's growth opportunities.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

In the first quarter of 2010, we also purchased certain intangible assets.  The intangible assets included the technology and licenses to manufacture, market and sell DUREZOL® ophthalmic steroid for post-surgical ocular pain and inflammation.

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery.  LenSx's laser enables surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions.  Without this technology, these steps must be performed manually with hand-held surgical instruments.

The Company paid $367 million in cash at closing to LenSx® shareholders for their shares.  The acquisition also provides for maximum contingent payments of $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

During 2010, although we sold portions of our investments receiving proceeds of $2,149 million, we added to our financial portfolio, investing $2,881 million.  Total investments (short term and long term) were included in the consolidated balance sheets at a fair value of $1,287 million as of December 31, 2010, as compared with $552 million as of December 31, 2009.  These investments were primarily denominated in U.S. dollars.  The Company has invested in mostly debt investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.  More information on our investments is provided in notes 4 and 5 to the consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events.  The Company believes that any payments required under these contingencies would not pose potential material risk to the Company's future liquidity, capital resources and financial condition.  See the notes to the consolidated financial statements for further descriptions and discussions regarding the Company's obligations.

We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to such third party contingent upon the occurrence of certain future events linked to the success of the asset in development.  Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency).  If required by the arrangement, we may have to make royalty payments based upon a predetermined percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing such product is obtained.

These arrangements are not individually material to the Company's future liquidity, capital resources and financial condition.  However, if milestones for multiple products covered by such arrangements would happen to be reached in the same accounting period, the aggregate charge to expense could be material to the results of operations in any one period.  These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the potential product successfully achieves clinical testing objectives.

Capital Resources

We expect to meet our current working capital and liquidity needs principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows, the liquidation of short term investments and, to the extent necessary, issuance of short term or long term debt.  We believe this combination would be sufficient to meet our liquidity requirements, even if our sales were adversely affected as compared to expectations.

Credit Facilities and Debt

During 2010, the Company repaid and terminated its commercial paper facility.  An Alcon subsidiary had an available commitment of $12 million under an unsecured line of credit with a subsidiary of Novartis; at December 31, 2010, $4 million was outstanding under this credit facility.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $845 million under which there was an aggregate outstanding balance of $333 million at December 31, 2010.  These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:  Citibank ($395 million); Mitsui-Sumitomo Bank ($105 million); Mizuho Bank ($99 million); and Bank of Tokyo – Mitsubishi UFJ ($61 million).  Most of the credit facilities have terms of less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 2.5% at December 31, 2010.

As of December 31, 2010, the Company had a bank loan for Japanese yen 5.0 billion ($62 million) maturing in January 2011 arranged by ABN AMRO for our subsidiary in Japan.  The balance of the loan was repaid in January 2011.

Market Risk

Interest Rate Risks

We are exposed to interest rate risks through short term floating rate investments that exceed our short term floating rate loans.  Rising interest rates will increase net interest income, while falling rates will reduce it.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our gross accounts receivable; however, no single customer accounted for more than 10% of the Company's consolidated sales in the year ended December 31, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 24 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

In certain countries in the European Union, many of our government customers have significantly delayed payment of amounts owed to us for their purchase of our products.  This has increased our exposure to credit risk in these countries.  We regularly review these risks and take appropriate actions related to them.

We have significant outstanding receivable balances that are dependent upon either direct or indirect payment by various governmental entities across the world.  The ultimate payment of these receivables is dependent on the ability of these governments to maintain liquidity primarily through borrowing capacity, particularly in the European Union.  If certain governments are not able to maintain access to liquidity through borrowing capacity, the ultimate payment of their respective portion of these outstanding receivables could be at risk and impact profits and cash flow.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use foreign currency derivative financial instruments as risk management tools.

        We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.